

13003676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

WORLDWIDE INNOVATIVE PRODUCTS, INC.

(Exact name or issuer as specified in its charter)

8 Londonderry Street
Smithville, NJ 08205
(800) 908-7009

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Frederick M. Mintz
c/o Mintz & Fraade, P.C.
488 Madison Avenue, Suite 1100
New York, New York 10022
(212) 486-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5122	46-3051693
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

[42 pages]

Part I - Notification

ITEM 1. Significant Parties

(a) the issuer's directors:

The following table sets forth the name and mailing address of each of the issuer's directors:

Name	Address
Rita Herzmansky	140 West End Avenue, Apt. 21# New York, NY 10023
Robert Rongo	8 Londonderry Street Smithville, NJ 08205
Arnold Silver	45 West 60th Street, Apt. 22F New York, NY 10023

(b) the issuer's officers:

The following table sets forth the name, title(s) and mailing address of each of the issuer's officers:

Name	Title	Address
Robert Rongo	President, Chief Executive Officer, Chief Financial Officer	8 Londonderry Street Smithville, NJ 08205
Rita Herzmansky	Chief Marketing Officer, Corporate Secretary	140 West End Ave., Apt. 21# New York, NY 10023

(c) the issuer's general partners:

Not applicable.

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

The following table sets forth the name, title(s) and mailing address of each of the record owners of 5% or more of the issuer's equity ownership interests:

Name	Number of Shares[1]	Percent Ownership[1]	Address
Advanced Patent Technologies, Inc.	4,008,333	6.68%	445 Central Avenue, Suite 366 Cedarhurst, NY 11516
Highland Global Partners, Inc.	4,008,333	6.68%	445 Central Avenue, Suite 366 Cedarhurst, NY 11516

Frederick M. Mintz	5,940,000	9.90%	300 DeMott Avenue Rockville Centre, NY 11570
Robert Rongo	6,000,000	10.00%	8 Londonderry Street Smithville, NJ 08205
Robert Rongo, Robert N. Swetnick and Arnold Mintz, as Trustees of The Robert Rongo Irrevocable Trust dated the 9th day of August, 2013 between Robert Rongo as Grantor and Robert Rongo, Robert N. Swetnick and Arnold Mintz, as Trustees (collectively the "Trustees")	28,200,000	47.00%	8 Londonderry Street Smithville, NJ 08205

[1] – Does not include Series A Preferred Stock which shall be convertible into Common Stock at a rate of one share of Preferred Stock to six shares of Common Stock commencing 12 months after the date of issuance. See "Series A Preferred Stock" on page 26.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

The following table sets forth the name, title(s) and mailing address of each of the beneficial owners of 5% or more of the issuer's equity ownership interests:

Name	Number of Shares[1]	Percent Ownership[1]	Address
Advanced Patent Technologies, Inc.[2]	4,008,333	6.68%	445 Central Avenue, Suite 366 Cedarhurst, NY 11516
Highland Global Partners, Inc.[3]	4,008,333	6.68%	445 Central Avenue, Suite 366 Cedarhurst, NY 11516
Frederick M. Mintz[4]	5,940,000	9.90%	300 DeMott Avenue Rockville Centre, NY 11570
Robert Rongo	6,000,000	10.00%	8 Londonderry Street Smithville, NJ 08205
The Trustees	28,200,000	47.00%	8 Londonderry Street Smithville, NJ 08205

[1] – Does not include Series A Preferred Stock which shall be convertible into Common Stock at a rate of one share of Preferred Stock to six shares of Common Stock

commencing 12 months after the date of issuance. See "Series A Preferred Stock" on page 26.

[2] – David Pomerantz is the sole officer and director of Advanced Patent Technologies, Inc.

[3] – Robert Rubin is sole officer and director of Highland Global Partners, Inc.

[4] – Mr. Frederick M. Mintz, who is a selling stockholder and the senior partner of Mintz & Fraade, P.C., the law firm which is preparing this Offering Statement, is not related to Mr. Arnold Mintz, a trustee of The Robert Rongo Irrevocable Trust dated the 9th day of August, 2013 between Robert Rongo as Grantor and Robert Rongo, Robert N. Swetnick and Arnold Mintz, as Trustees.

(f) promoters of the issuer:

The founders of the issuer are David Pomerantz, Robert Rongo and Robert M. Rubin.

(g) affiliates of the issuer:

The Trustees and the Officers and Directors of the Company set forth above are the affiliates of the issuer.

(h) counsel to the issuer with respect to the proposed offering:

Mintz & Fraade, P.C.
488 Madison Avenue, Suite 1100
New York, New York 10022

(i) each underwriter with respect to the proposed offering:

The issuer is not engaging an underwriter in connection with the proposed offering. The selling stockholders may be considered underwriters. See "Selling Security Holders" on page 25.

(j) the underwriter's directors:

Not applicable.

(k) the underwriter's officers:

Not applicable.

(l) the underwriter's general partners: N/A

Not applicable.

(m) counsel to the underwriter:

Not applicable.

ITEM 2. Application of rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

The issuer has made reasonable inquiry and to the best of its knowledge, none of the above-named individuals would be disqualified under Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The securities are to be offered by salespersons who have yet to be determined, initially only in the State of New York after the securities have been qualified or registered in that state.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The officers of the issuer may offer the securities on behalf of the issuer initially only in the State of New York after the securities have been qualified or registered in that state. The officers of the issuer shall not be compensated for their sales efforts.

ITEM 5. Unregistered Securities Issued or Sold within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

60,000,000 shares of Common Stock were issued by the issuer as of June 17, 2013 and 9,000,000 shares of Series A Preferred Stock were issued by the issuer as of September 23, 2013 to the persons and in the amounts shown in the table below.

Name of Recipient	Common Stock	Series A Preferred Stock
Advanced Patent Technologies, Inc.	4,008,333 shares	292,500 shares
Lisa Diaz	2,900,000 shares	292,500 shares
Alan P. Fraade	1,657,500 shares	0 shares
Rita Herzmansky	1,800,000 shares	270,000 shares
Highland Global Partners, Inc.	4,008,333 shares	292,500 shares
Michael Kelly	0 shares	300,000 shares
Frederick M. Mintz	5,940,000 shares	0 shares
Mintz & Fraade, P.C.	0 shares	945,000 shares
Beverly Pomerantz	1,292,917 shares	292,500 shares
Robert Rongo	6,000,000 shares	900,000 shares
The Trustees	28,200,000 shares	4,830,000 shares
Elizabeth Rosenfeld	2,900,000 shares	292,500 shares
Andrew Rubin	1,292,917 shares	292,500 shares

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a managing member, officer, promoter or principal security holder of the issuer, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The securities were issued in reliance upon Section 4(2) of the Securities Act.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-

A. If so, describe fully the present or proposed offering.

The issuer currently is not engaged in any other offerings. We have agreed pursuant to an amended and restated agreement dated as of the 7th day of October, 2013, by and among the Company, Advanced Patent Technologies, Inc. and Highland Global Partners, Inc. to file a registration statement to become a reporting company and to register additional securities pursuant to a registration statement on Form S-1 approximately three to four months after the closing of this Offering. In such Form S-1, a number of shares of Common Stock of the Company with a market value of $3,000,000 shall be registered for sale on behalf of the Company and a number of shares of Common Stock of the Company which when valued at the same price at which the Company is selling its shares is equal to $2,000,000 shall be registered on behalf of the following selling stockholders: 18.125% on behalf of Advanced Patent Technologies, Inc., 18.125% on behalf of Lisa Diaz, 18.125% on behalf of Highland Global Partners, Inc., 27.5% on behalf of Frederick M. Mintz and 18.125% on behalf of Elizabeth Rosenfeld; provided, however, the number of shares to be sold by the selling stockholders pursuant to such registration statement shall not exceed 40% of the total number of shares sold by both the Company and the selling stockholders pursuant to the registration statement. Prior to the date upon which the Registration Statement is declared effective by the SEC, each selling stockholder set forth in the previous sentence (each "Selling Stockholder") shall have the right to transfer any portion or all of the shares as to which such Selling Stockholder is designated as the Selling Stockholder to any one or more persons or entities and such persons or entities shall have the same right to so designate.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering pursuant to this Form 1-A for the following purposes: (1) limiting or restricting the sale of other securities of the same class as those to be offered for the period of distribution; (2) stabilizing the market for any of the securities to be offered; or (3) withholding commissions or otherwise holding each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable.

ITEM 8. Relationship with issuer of Experts named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, managing member, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Mintz & Fraade, P.C., which has prepared the legal opinion with respect to the shares to be offered pursuant to this Offering, has been employed for such purpose with its fees to be paid from the proceeds of this Offering. In addition, Mintz & Fraade, P.C. has an interest in the issuer because it owns Series A Preferred Stock of the Issuer which will be convertible into common stock in the future. In addition, Mr. Frederick Mintz and Alan P. Fraade, the only two stockholders of Mintz & Fraade, P.C., both own common stock of the Company and Frederick M. Mintz is also a selling stockholder pursuant to this Offering Statement. Frederick M. Mintz and Alan P. Fraade also have the right to have a number of their shares of common stock of the Company registered by the Company in the future pursuant to a registration statement on Form S-1.

No other expert named in the offering statement was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No filing authorized by Rule 254 was used prior to the filing of this notification.

PART II - OFFERING CIRCULAR

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SUBJECT TO COMPLETION

PRELIMINARY OFFERING CIRCULAR DATED NOVEMBER 21, 2013

Worldwide Innovative Products, Inc.
8 Londonderry Street
Smithville, NJ 08205
(800) 908-7009

26,750,000 Shares Common Stock, at $0.12 Per Share

	Price to public	Underwriting discount and commissions[3]	Proceeds to issuer or other persons
Per unit	$0.12[1]	$0.012	$0.108
Total (Company) (16,050,000 shares)	$1,926,000	$192,600	$1,733,400
Total (Selling Stockholders) (10,700,000 shares)	$1,284,000[2]	$128,400	$1,155,600
Total (26,750,000 shares)	$3,210,000[2]	$321,000	$2,889,000

[1] - The Company shall sell its shares at a price of $0.12 per share until such time as all 16,050,000 shares have been sold. After the Company has sold all 16,050,000 shares which it is offering, the Selling Stockholders shall sell their shares at a price of $0.12 per share until such time as the shares are traded on the over-the-counter market or on other quotation services or exchanges on which the shares are then quoted or listed and then at the prevailing market price for the shares or in negotiated transactions or through a combination of such methods.

[2] – Notwithstanding the 10,700,000 shares of Common Stock of the Company which have been included in this Offering Statement on behalf of the selling stockholders, the selling stockholders shall not, pursuant to this Offering, sell more than the number of shares of Common Stock which is equal to the lesser of the following: (i) the number of shares which would result in gross proceeds to the selling stockholders of $1,500,000 or (ii) the number of shares which would equal 40% of the total number of shares sold pursuant to this Offering by both: (A) the Company and (B) the selling stockholders.

[3] – Shares sold by brokers-dealers, salespersons or through a finder shall be subject to a

commission or finder's fee, as the case may be, of up to 10% (if such payments are permitted pursuant to Federal and applicable state securities laws). Commissions shall not be paid to officers, directors or employees of the Company.

This Offering Circular relates to the sale of up to 26,750,000 shares (the "Shares") of Common Stock of Worldwide Innovative Products, Inc. ("we," "us," "our" or the "Company"), par value $0.001 per share ("Common Stock"), by the Company and the selling stockholders named in this Offering Circular (the "Selling Stockholders"). The Company is seeking to sell 16,050,000 shares of the Company's Common Stock and the Selling Stockholders are seeking to sell an aggregate of 10,700,000 shares of the Company's Common Stock pursuant to this offering statement (the "Offering Statement") to which this Offering Circular is made a part, after this Offering Statement is qualified by the U.S. Securities and Exchange Commission (the "SEC"). The Company shall sell its portion of the Shares being offered pursuant to this Offering Circular at a price of $0.12 per share until such time as all 16,050,000 shares have been sold. After the Company has sold all 16,050,000 shares which it is offering, the selling stockholders shall sell their portion of the Shares being offered pursuant to this Offering Circular at a price of $0.12 per share until such time as the shares are traded on the over-the-counter market or on other quotation services or exchanges on which the shares are then quoted or listed and then at the prevailing market price for the shares or in negotiated transactions or through a combination of such methods Notwithstanding the 10,700,000 shares of Common Stock of the Company which have been included in this Offering Statement on behalf of the selling stockholders, the selling stockholders shall not, pursuant to this Offering, sell more than the number of shares of Common Stock which is equal to the lesser of the following: (i) the number of shares which would result in gross proceeds to the selling stockholders of $1,500,000 or (ii) the number of shares which would equal 40% of the total number of shares sold pursuant to this Offering by both: (A) the Company and (B) the selling stockholders. This offering shall be conducted on a best efforts basis and shall terminate 12 months after the Offering Statement becomes qualified. See "Plan of Distribution" on Page 27 of this Offering Circular. We shall not receive any proceeds from the sale of shares of common stock offered by the Selling Stockholders, only from the Shares being sold directly by the Company. The proceeds from the sale of the portion of the Shares offered by the Company shall be used exclusively to finance the business described in this Registration Statement.

We have agreed pursuant to an amended and restated agreement dated as of the 7th day of October, 2013, by and among the Company, Advanced Patent Technologies, Inc. and Highland Global Partners, Inc. to file a registration statement to become a reporting company and to register additional securities pursuant to a registration statement on Form S-1 approximately three to four months after the closing of this Offering. In such Form S-1, a number of shares of Common Stock of the Company with a market value of $3,000,000 shall be registered for sale on behalf of the Company and a number of shares of Common Stock of the Company which when valued at the same price at which the Company is selling its shares is equal to $2,000,000 shall be registered on behalf of the following selling stockholders: 18.125% on behalf of Advanced Patent Technologies, Inc., 18.125% on behalf of Lisa Diaz, 18.125% on behalf of Highland Global Partners, Inc., 27.5% on behalf of Frederick M. Mintz and 18.125% on behalf of Elizabeth Rosenfeld; provided, however, the number of shares to be sold by the selling stockholders pursuant to such registration statement shall not exceed 40% of the total number of shares sold by both the Company and the selling stockholders pursuant to the registration statement. Prior to the date upon which the Registration Statement is declared effective by the SEC, each selling stockholder set forth in the previous sentence (each "Selling Stockholder") shall have the right to transfer any portion or all of the shares as to which such Selling Stockholder is designated as the Selling Stockholder to any one or more persons or entities and such persons or entities shall have the same right to so designate.

Mintz & Fraade, P.C. shall hold all monies raised by the Company pursuant to this Offering in escrow. If Mintz & Fraade, P.C. cannot act as escrow agent because of FINRA rules being applicable to broker-dealers as a result of the participation of a registered broker-dealer in this Offering, Mintz & Fraade, P.C. shall resign as escrow agent and a new escrow agent which satisfies FINRA rules shall be appointed. Upon the closing of the sale of all 16,050,000 shares being offered by the Company (the "Closing"), the monies raised shall be released from escrow. If the Company does not sell all 16,050,000 shares being offered prior to the termination of the Offering, then all money raised shall be immediately returned. There is no minimum amount of shares which the Selling Stockholders must sell. Our securities are more fully described in the section of this Offering Circular titled "Securities Being Offered" on Page 37.

We shall be responsible for all fees and expenses incurred in connection with the preparation and filing of this registration statement; provided, however, we shall not be required to pay any underwriters' discounts or commissions relating to the securities offered on behalf of the selling stockholders pursuant to this Offering Statement.

There is currently no public market for our Common Stock.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE OUR SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 18.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Offering Circular is November 21, 2013.

The information contained in this Offering Circular is not complete and is subject to change. The Company and the selling stockholders are not permitted to sell securities until the offering statement, of which this Offering Circular is a part, filed with the Securities and Exchange Commission is qualified. This Offering Circular is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Statements in this Offering Circular discuss future expectations and plans, which are considered forward-looking statements as defined by Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934, as amended. Sentences which incorporate words such as "believes," "intends," "expects," "predicts," "may," "will," "should," "contemplates," "anticipates," or similar statements are based upon our beliefs and expectations using the most current information available to us. In view of the fact that our discussions in this Offering Circular are based upon our estimates and beliefs concerning circumstances and events which have not yet occurred, the anticipated results are subject to changes and variations as future operations and events actually occur and could differ materially from those discussed in the forward-looking statements. Moreover, although we reasonably expect, to the best of our knowledge and belief, that the results to be achieved by us will be as set forth in the following discussion, the statements made in this Offering Statement are not a guarantee and there can be no assurance that any of the potential results which are described will occur. Furthermore, there will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and the differences may be material. These forward-looking statements involve a number of risks and uncertainties, including, but not limited to, the following: (i) our lack of an operating history, (ii) competition and (iii) our need for additional financing to develop our services and meet our capital requirements. In order to have investors better understand our services, we have attempted to simplify the technical terminology and explanations; however, this may have resulted in a less accurate description of those services. Therefore all investors should consult their respective counsel and advisors with respect to an understanding of our services.

Notwithstanding the language set forth in the preceding paragraph, the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 (the "PSLRA") is not available for statements made by an issuer of a penny stock.

Item 2.Distribution Spread

	Price to public	Underwriting discount and commissions[3]	Proceeds to issuer or other persons
Per unit	$0.12[1]	$0.012	$0.108
Total (Company) (16,050,000 shares)	$1,926,000	$192,600	$1,733,400
Total (Selling Stockholders) (10,700,000 shares)	$1,284,000[2]	$128,400	$1,155,600
Total Maximum	$3,210,000[2]	$321,000	$2,889,000

(26,750,000)			

[1] - The Company shall sell its shares at a price of $0.12 per share until such time as all 16,050,000 shares have been sold. After the Company has sold all 16,050,000 shares which it is offering, the Selling Stockholders shall sell their shares at a price of $0.12 per share until such time as the shares are traded on the over-the-counter market or on other quotation services or exchanges on which the shares are then quoted or listed and then at the prevailing market price for the shares or in negotiated transactions or through a combination of such methods.
[2] – Notwithstanding the 10,700,000 shares of Common Stock of the Company which have been included in this Offering Statement on behalf of the selling stockholders, the selling stockholders shall not, pursuant to this Offering, sell more than the number of shares of Common Stock which is equal to the lesser of the following: (i) the number of shares which would result in gross proceeds to the selling stockholders of $1,500,000 or (ii) the number of shares which would equal 40% of the total number of shares sold pursuant to this Offering by both: (A) the Company and (B) the selling stockholders.

[3] – Shares sold by brokers-dealers, salespersons or through a finder shall be subject to a commission or finder's fee, as the case may be, of up to 10% (if such payments are permitted pursuant to Federal and applicable state securities laws). Commissions shall not be paid to officers, directors or employees of the Company.

Item 3.Summary Information, Risk Factors and Dilution

THE OFFERING

Securities Being Offered

The Company and the Selling Stockholders are offering for sale an aggregate of up to 26,750,000 shares of the Company's Common Stock pursuant to this Offering Circular consisting of 16,050,000 shares being offered by the Company and up to an aggregate of 10,700,000 shares of Common Stock which are owned by the Selling Stockholders. This offering shall terminate 12 months after the Offering Statement becomes qualified.

Plan of Distribution

The Company and the Selling Stockholders are offering for sale an aggregate of up to 26,750,000 shares of Common Stock. The 16,050,000 shares being offered by the Company may be sold independently, through agents or brokers or by any other legally available means. After the Company has sold all 16,050,000 shares which it is offering, the 10,700,000 shares of Common Stock being offered by the Selling

	Stockholders, may be sold independently or through agents or brokers, which may involve block transactions on the over-the-counter market or on other quotation services or exchanges on which the shares are then quoted or listed, pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices or at fixed prices; or by any other legally available means. Notwithstanding the 10,700,000 shares of Common Stock of the Company which have been included in this Offering Statement on behalf of the selling stockholders, the selling stockholders shall not, pursuant to this Offering, sell more than the number of shares of Common Stock which is equal to the lesser of the following: (i) the number of shares which would result in gross proceeds to the selling stockholders of $1,500,000 or (ii) the number of shares which would equal 40% of the total number of shares sold pursuant to this Offering by both: (A) the Company and (B) the Selling Stockholders. Mintz & Fraade, P.C. shall hold all monies raised by the Company pursuant to this Offering in escrow. If Mintz & Fraade, P.C. cannot act as escrow agent because of FINRA rules being applicable to broker-dealers as a result of the participation of a registered broker-dealer in this Offering, Mintz & Fraade, P.C. shall resign as escrow agent and a new escrow agent which satisfies FINRA rules shall be appointed. Upon the sale of all 16,050,000 shares being offered by the Company, the monies raised shall be released from escrow. If the Company does not sell all 16,050,000 shares being offered prior to the termination of the Offering, then all money raised shall be immediately returned.
Offering Price	The Company shall sell the Shares being offered by it pursuant to this Offering Circular at a price of $0.12 per share until

such time as all 16,050,000 shares have been sold. After the Company has sold all 16,050,000 shares which it is offering, the selling stockholders shall sell their common stock at a price of $0.12 per share until such time as the shares are traded on the over-the-counter market or on other quotation services or exchanges on which the shares are then quoted or listed and then at the prevailing market price for the shares or in negotiated transactions or through a combination of such methods

Use of Proceeds	We shall receive net proceeds from the sale of the portion of the Shares being sold by the Company which shall be used exclusively, after the Closing, as described in this Offering Statement. We shall not receive proceeds from the sale of our shares by the selling stockholders.
Securities Outstanding	As of the date of this Offering Statement, there are 60,000,000 shares of Common Stock issued and outstanding. Upon the sale of the Shares being offered by the Company, there shall be 76,050,000 shares of Common Stock issued and outstanding at the termination of this offering. We have issued an aggregate of 9,000,000 shares of Series A Preferred Stock. We intend to issue 1,000,000 shares to be divided pro rata amongst all stockholders who own Common Stock as of the date which is nine months after the Offering Statement becomes qualified other than the existing stockholders prior to this Offering Statement being qualified. The Series A Preferred Stock shall be convertible into Common Stock for a period of ten years after the date of issuance at a ratio of six for one (6:1); that is, each share of the A-Preferred shall be convertible into six shares of Common Stock. The Series A Preferred Stock cannot be converted until 12 months after the date of issuance. Notwithstanding

that the A-Preferred has not been converted, commencing 12 months after the date of issuance, each share of the Series A Preferred Stock shall have a vote equal to six shares of Common Stock, shall be entitled to a dividend six times any dividend distributed to shares of Common Stock and shall be entitled to share in any payments made to holders of Common Stock due to a liquidating event on an as converted basis. See "Series A Preferred Stock" on Page 26 of this Offering Circular.

Future Offerings

We have agreed pursuant to an amended and restated agreement dated as of the 7th day of October, 2013, by and among the Company, Advanced Patent Technologies, Inc. and Highland Global Partners, Inc. to file a registration statement to become a reporting company and to register additional securities pursuant to a registration statement on Form S-1 approximately three to four months after the closing of this Offering. In such Form S-1, a number of shares of Common Stock of the Company with a market value of $3,000,000 shall be registered for sale on behalf of the Company and a number of shares of Common Stock of the Company which when valued at the same price at which the Company is selling its shares is equal to $2,000,000 shall be registered on behalf of the following selling stockholders: 18.125% on behalf of Advanced Patent Technologies, Inc., 18.125% on behalf of Lisa Diaz, 18.125% on behalf of Highland Global Partners, Inc., 27.5% on behalf of Frederick M. Mintz and 18.125% on behalf of Elizabeth Rosenfeld; provided, however, the number of shares to be sold by the selling stockholders pursuant to such registration statement shall not exceed 40% of the total number of shares sold by both the Company and the selling stockholders pursuant to the registration statement. Prior to the date upon which the Registration Statement is declared effective by the SEC, each selling stockholder set forth in the previous sentence (each "Selling Stockholder") shall have the right to transfer any portion or all of the shares as to which such Selling Stockholder is designated as the Selling Stockholder to any one or more persons or entities and such persons or entities shall have the same right to so designate.

Risk Factors	An investment in our shares is highly speculative and purchasers may suffer a rapid and substantial loss per common share compared to the purchase price. No individual should invest in our common shares who cannot afford to risk the loss of his or her entire investment. See "Risk Factors" on Page 18 of this Offering Circular.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition and operations will be materially affected.

Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information with respect to our business contained in this Offering Circular, before purchasing the Shares pursuant to this Offering Circular.

Our business is difficult to evaluate because we have no operating history.

We are a new company with no operating history. Because of our lack of operating history, no revenues or earnings and no assets, there is a risk that we will be unable to operate. The cost of starting a hair restoration and treatment business is high due to the costly nature of the development and production of products and of marketing those products. Although we intend to commence operations and grow, our capital is limited and for the near future, it is likely that we will sustain operating expenses without corresponding revenues. We are likely to have continually increasing net operating losses until we successfully bring our first product to market,. There can be no guarantee that we will be able to successfully develop, produce and market our hair restoration treatment line.

There is substantial doubt about our ability to continue as a going concern.

There are a number of factors that raise substantial doubt about our ability to continue as a going concern. We have only recently been formed and have had no revenues. Our future is dependent upon our ability to obtain financing and upon successful operations and future development. This is a significant risk to investors who purchase shares of our Common Stock because there is an increased risk that we may not be able to generate and/or raise enough capital to become operational. This concern may inhibit our ability to raise financing because we may not remain operational, which would cause our business to fail.

There can be no assurance that our business model will be successful.

We believe that we will produce hair restoration treatment products which will offer an effective and profitable alternative to the hair loss treatments offered by our competitors. However, there can be no assurance with respect to our future performance or success. The results of our attempts to produce and market our products will be critical factors to our success.

We face competition from other companies which could adversely affect our revenue and financial condition.

After our hair restoration treatment line is released, we will actively compete with companies producing other minoxidil based solutions, such as Rogaine, but also other drugs that also treat hair loss such as finasteride and corticosteroids as well as non-drug based solutions such as hair transplant surgery. We may encounter competition in price, delivery, service, performance, product innovation, product recognition and quality, depending on the product or service involved. Our competitors may be larger or have greater financial resources. As a result, these competitors may be better able to withstand a change in conditions within the industries in which we intend to operate, a change in prices of materials or a change in the economy as a whole. Our competitors can be expected to continue to develop and introduce new and enhanced products, which could cause difficulty establishing market acceptance for our products. If we cannot compete successfully, our business, financial condition and results of operations would be adversely affected.

Our ability to execute our business plan depends upon the scope of our intellectual property rights and not infringing the intellectual property rights of others. The validity, enforceability and commercial value of these rights are highly uncertain.

Our ability to compete effectively with other companies is materially dependent upon the proprietary nature of our technologies. Although we have not applied for any patents or trademarks, we may in the future apply for them. Presently, we rely primarily upon trade secrets to protect our hair restoration formulas and products.

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by us in the future based upon, among other things:

- subsequently discovered prior art;
- lack of entitlement to the priority of an earlier, related application; or
- failure to comply with the written description, best mode, enablement or other applicable requirements.

In general, we are at risk that:

- other patents may be granted with respect to the patent applications filed by us; and
- any patents issued to us may not provide commercial benefit to us or will be infringed, invalidated or circumvented by others.

The United States Patent and Trademark Office currently has a significant backlog of patent applications, and the approval or rejection of patents may take several years. Prior to actual issuance, the contents of United States patent applications are generally published 18 months after filing. Once issued, such a patent would constitute prior art from its filing date, which might predate the date of a patent application upon which we rely. Conceivably, the issuance of such a prior art patent, or the discovery of "prior art" of which we are currently unaware, could invalidate a patent of ours or prevent commercialization of a product related thereto.

Although we generally conduct a cursory review of issued patents prior to engaging in research or development activities, we may be required to obtain a license from others to commercialize any of our new products under development. If patents which cover our existing or new products are issued to other companies, there can be no assurance that any necessary license could be obtained by us upon favorable terms or at all.

There can be no assurance that we will not be required to resort to litigation to protect our future patented technologies and other proprietary rights or that we will not be the subject of additional patent litigation to defend our existing and proposed products and processes against claims of patent infringement or any other intellectual property claims. Such litigation could result in substantial costs, diversion of management's attention, and diversion of our resources.

We intend to protect our trade secrets, including the processes, concepts, ideas and documentation associated with our technologies, through the use of confidentiality agreements and non-competition agreements with our employees, and with other parties to whom we may divulge such trade secrets. If our employees or other parties breach our confidentiality agreements and non-competition agreements or if these agreements are not sufficient to protect our technology or are found to be unenforceable, our competitors could acquire and use information which we consider to be our trade secrets and we may not be able to compete effectively. Most of our competitors will have substantially greater financial, marketing, technical and manufacturing resources than we have and we may not be profitable if our competitors are able to take advantage of our trade secrets.

We may decide for business reasons to retain certain knowledge which we consider proprietary as confidential and elect to protect such information as a trade secret, as business confidential information or as know-how. In that event, we must rely upon trade secrets, know-how, confidentiality and non-disclosure agreements and continuing technological innovation to maintain our competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise gain access to or disclose such information.

The FDA and other state or foreign agencies may impose regulations which affect our products which could increase our development, manufacturing and marketing costs.

Some of our hair restoration products are subject to regulation by the FDA as devices under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. As a result, we may incur costs and delays associated with testing and approval by the FDA.

We will likely need additional financing to develop our services and to meet our capital requirements.

Even if we sell all 16,050,000 shares being offered by the Company pursuant to this Offering Statement, there can be no assurance that the proceeds received from such sale will be sufficient to fund operations over an extended period of time, and thus we will likely need additional funding. If we require additional funds, there can be no assurance that any funds will be available or available upon favorable terms. Any financing will also likely cause substantial dilution. Other than this offering, we will be dependent upon sources such as: future earnings, funds from private sources such as, loans and private placements, and funds from future public offerings. In view of our lack of operating history, our ability to obtain additional funds is limited. Additional financing may only be available, if at all, upon terms which may not be commercially advantageous. If adequate funds are not available from operations or additional sources of financing, our business will be materially adversely affected.

We may experience significant fluctuations in our operating results.

Our revenues and operating results may fluctuate due to a combination of factors, including, but not limited to, difficulties developing producing and marketing our products as well as potential delays due to required government regulatory approvals. Consequently, it is highly uncertain what our operating results will be in the near future. Our revenues and operating results may also fluctuate based upon the number and extent of potential financing activities. Thus, there can be no assurance that we will be able to reach profitability on a quarterly or annual basis.

Our success depends upon certain key members of management, the loss of whom could disrupt our business operations.

We depend upon the services of Robert Rongo, our Chief Executive Officer and Chief Financial Officer, and Rita Herzmansky, our Chief Marketing Officer and Corporate Secretary. The loss of services of either of these individuals could adversely disrupt our operations.

We are dependent upon attracting and retaining highly skilled personnel.

We believe our future success will depend largely upon our ability to attract and retain highly skilled management, consultants and advisors in the following areas: operations, sales and marketing and finance. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel. The inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly consultants providing research and development, sales and marketing, and chartering operations services, could have a material adverse effect upon our business, results of operations and financial condition.

Our Directors and Officers will have substantial influence over our operations and control substantially all of our business matters.

Our management currently consists of Robert Rongo and Rita Herzmansky, our only officers and two of our three directors, and Arnold Silver who is our third director. Mr. Rongo and Ms. Herzmansky are the only people responsible for conducting and managing our day-to-day operations. We do not benefit from the multiple judgments which a greater number of directors or officers may provide, and we rely completely upon the judgment of our officers in making business decisions, with the assistance of our other director on matters which require the judgment of the Board of Directors.

We may be subject to the Securities and Exchange Commission's "penny stock" rules if our Common Stock sells below $5.00 per share.

If, after our stock begins to trade, the trading price of our Common Stock is below $5.00 per share, trading in our securities shall be subject to the requirements of the Securities and Exchange Commission's rules with respect to securities trading below $5.00, which are referred to as "penny stocks". These rules require the delivery prior to any transaction of a disclosure schedule explaining the penny stock market and all associated risks and impose various sales practice requirements on broker-dealers who sell "penny stocks" to persons other than established customers and accredited investors, which are generally defined as institutions or an investor individually whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000, exclusive of one's primary residence, or an investor whose individual income is in excess of $200,000 in each of the two most recent years, or joint income with that person's spouse in excess of $300,000, and has a reasonable expectation of reaching the same income level in the current year. For these types of transactions the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our Common Stock, which could severely limit its market price and liquidity.

In addition, we will be subject to an SEC rule (Rule 15c2-6) (the so-called penny stock rule) that imposes various requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. The requirement that broker-dealers comply with this rule could deter broker-dealers from recommending or selling our Common Stock, thus further adversely affecting the liquidity and share price of our Common Stock, as well as our ability to raise additional capital.

There can be no assurance that we will pay any dividends on our Common Stock.

There can be no assurance that we will have sufficient earnings to pay any dividends with respect to the Common Stock. Moreover, even if we have sufficient earnings, we are not obligated to declare dividends with respect to the Common Stock. The future declaration of any cash or stock dividends will be in the sole and absolute discretion of the Board of Directors, and will depend upon our earnings, capital requirements, financial position, general economic conditions and other pertinent factors. It is also possible that the terms of any future debt financing may restrict the payment of dividends. We presently intend to retain earnings, if any, for the development and expansion of our business.

Our Directors have authorized the issuance of ten million shares of A-Preferred Stock which will significantly adversely affect the rights of Common Stockholders.

We have issued an aggregate of 9,000,000 shares of Series A Preferred Stock. We intend to issue an additional 1,000,000 shares which shall be divided pro rata amongst all stockholders who own Common Stock as of the date which is nine months after the Offering Statement becomes qualified; provided, however, that the stockholders of the Company and their assignees, prior to this Offering Statement being qualified shall not be entitled to any portion of said additional Series A Preferred Stock. Each share of Series A Preferred Stock shall be convertible into six shares of Common Stock commencing 12 months after the date of issuance and ending ten years after the date of issuance. Each share of Series A Preferred Stock shall have anti-dilutive rights so that if we do a reverse split of our Common Stock, each share of A-Preferred will continue to be convertible into six shares of Common Stock. For example, if there are 120,000,000 shares of the Company's Common Stock issued and outstanding and 10,000,000 shares of the Series A Preferred Stock issued and outstanding which are convertible into 60,000,000 shares of Common Stock and there is a reverse split of the Common Stock of 1 new share for 4 old shares, decreasing the number of shares of the Company's issued and outstanding Common Stock from 120,000,000 to 30,000,000 shares, the Series A Preferred Stock shall retain the right to convert to 60,000,000 shares of Common Stock so that after the conversion of the Series A Preferred Stock the holders of the Series A Preferred Stock shall own 2/3rds (60,000,000 out of a total of 90,000,000) of the issued and outstanding shares of Common Stock in spite of the fact that, prior to the reverse split, the holders of the Series A Preferred Stock would have owned 1/3rd (60,000,000 out of a total of 180,000,000) of the issued and outstanding shares. Notwithstanding that the Series A Preferred Stock has not been converted, commencing 12 months after the date of issuance, each share of the Series A Preferred Stock shall have a vote equal to six shares of Common Stock, shall be entitled to a dividend six times any dividend distributed to shares of Common Stock and shall be entitled to share in any payments made to holders of Common Stock due to a liquidating event on an as converted basis. The rights of holders of Common Stock shall be impaired by dilution of their ownership interests in the Company. See "Series A Preferred Stock" on page 26 of this Offering Circular for a further description of these securities.

Our Directors have the authority to issue additional shares of Preferred Stock without stockholder approval which could have a material adverse effect upon the market value of the Common Stock.

Our directors have the authority to create and issue an additional 10,000,000 shares of Preferred Stock from time to time in one or more series, and to fix the number of shares, the relative rights, conversion rights, voting rights, terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series without further action by our stockholders. The rights of holders of our Common Stock shall be subject to, and may be adversely affected by the rights of the holders of the Preferred Stock which have been issued or might be issued in the future. Preferred Stock also could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. This could delay, defer, or prevent a change in control. Additionally, any such issuance of Preferred Stock could dilute the percentage ownership interest of our stockholders. Any issuance of Preferred Stock could adversely affect the rights of holders of Common Stock and the value of the Common Stock.

The rights of holders of Preferred Stock which might be issued in the future shall be subject to, and may be adversely affected by the rights of the holders of the A-Preferred, and are subject to a number of restrictions. Other than the A-Preferred, shares of Preferred Stock shall not have more than one vote per share, shall not be entitled to pay any dividends, and shall not have anti-dilutive rights.

There can be no assurance that our Common Stock will ever be listed or quoted on NASDAQ, the New York Stock Exchange, the American Stock Exchange, the OTC Bulletin Board or one of the other national securities exchanges or markets, or that if so listed or quoted, that it would thereafter increase in value.

Our Common Stock is not listed upon any of the several NASDAQ markets, the New York Stock Exchange, the American Stock Exchange, or one of the other national securities exchanges or markets, and we have not applied to have our Common Stock listed on any such exchange or market. Until such time as our Common Stock is listed upon any such exchange or market, of which there can be no assurance, accurate quotations as to the market value of our securities may not be possible. Sellers of our securities are likely to have more difficulty disposing of their securities than sellers of securities which are listed upon any of the several NASDAQ markets, the New York Stock Exchange, the American Stock Exchange, or one of the other national securities exchanges or markets.

Although we intend for our Common Stock to trade on public markets, including, but not limited to, the OTC Bulletin Board, there can be no assurance that we would be successful in having our Common Stock listed or quoted on such a public market, or that if so listed or quoted, that our Common Stock would thereafter increase in value. Even if a public market does develop, the volume of trading in our Common Stock will presumably be limited and likely dominated by a few individuals. The limited volume, if any, will make the price of our Common Stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time. An investor may find it difficult to dispose of shares of our Common Stock or obtain a fair price for our Common Stock in the market.

DETERMINATION OF OFFERING PRICE

The Company shall sell the portion of the Shares being offered pursuant to this Offering Circular at a price of $0.12 per share until such time as all 16,050,000 shares have been sold.

The Selling Stockholders shall sell the common stock at a price of $0.12 per share until such time as the shares are traded on the over-the-counter market or on other quotation services or exchanges on which the shares are then quoted or listed and then at the prevailing market price for the shares or in negotiated transactions or through a combination of such methods Notwithstanding the 10,700,000 shares of Common Stock of the Company which have been included in this Offering Statement on behalf of the selling stockholders, the selling stockholders shall not, pursuant to this Offering, sell more than the number of shares of Common Stock which is equal to the lesser of the following: (i) the number of shares which would result in gross proceeds to the Selling Stockholders of $1,500,000 or (ii) the number of shares which would equal 40% of the total number of shares sold pursuant to this Offering by both: (A) the Company and (B) the Selling Stockholders.

The prices at which the Company and the selling stockholders offer their shares of Common Stock may not necessarily bear any relationship to assets, book value, earnings history or other historical factors.

DILUTION

This Offering Circular is an offering of both previously issued and newly issued shares of Common Stock. Upon our closing of the sale of 16,050,000 shares of Common Stock by the Company pursuant to this Offering Statement there shall be immediate dilution of the shares from the sale price of $0.12 per share to approximately $0.02 per share because the present book value of the Company is $0.00 per share.

SELLING SECURITY HOLDERS

Part of this Offering Circular has been prepared in order to allow the selling stockholders or their assigns, transferees or other successors in interest to sell up to an aggregate of 10,700,000 shares of our Common Stock. Notwithstanding the 10,700,000 shares of Common Stock of the Company which have been included in this Offering Statement on behalf of the selling stockholders, the selling stockholders shall not, pursuant to this Offering, sell more than the number of shares of Common Stock which is equal to the lesser of the following: (i) the number of shares which would result in gross proceeds to the Selling Stockholders of $1,500,000 or (ii) the number of shares which would equal 40% of the total number of shares sold pursuant to this Offering by both: (A) the Company and (B) the Selling Stockholders. We may from time to time supplement or amend this Offering Circular, as required, to provide information with respect to the selling stockholders.

The following table sets forth certain information with respect to ownership of the issued and outstanding shares of our Common Stock. The selling stockholders listed in the table intend to sell all of the shares listed below. The selling stockholders shall not sell their shares until all shares being offered by the Company pursuant to this Offering Statement have been sold. Therefore, no estimate can be given as to the number of shares of Common Stock which will be sold pursuant to this Offering Circular or the number of shares which will be owned by the selling stockholders upon termination of the offering made hereby. We will file a supplement to this Offering Circular to name successors to any named selling stockholders who will be able to use this Offering Circular to resell the securities registered hereby.

NAME OF SELLING SECURITY HOLDER	Beneficial Holdings before the Offering[1]	% owned before the Offering[1]	No. of Shares to offered	No. of Shares to be owned after completion of the Offering[2]	% to be owned after completion of the Offering[1,2]
Advanced Patent Technologies, Inc.[3]	4,008,333	6.68%	2,585,833	1,422,500	1.87%
Highland Global Partners, Inc.[4]	4,008,333	6.68%	2,585,833	1,422,500	1.87%
Frederick M. Mintz[5]	5,940,000	9.90%	2,942,500	2,997,500	3.94%
Beverly Pomerantz	1,292,917	2.15%	1,292,917	0	0%
Andrew Rubin	1,292,917	2.15%	1,292,917	0	0%

[1] Does not include Series A Preferred Stock which shall be convertible into Common Stock at a rate of one share of Preferred Stock to six shares of Common Stock commencing 12 months after the date of issuance. The Preferred Stock shall have voting rights and dividend

rights on an as converted basis, however such rights shall not commence until 12 months after the date of issuance.

[2] Assumes that the Company and the selling stockholders sell all of the Shares.

[3] David Pomerantz has sole voting and investment power for Advanced Patent Technologies, Inc.

[4] Robert Rubin has sole voting and investment power for Highland Global Partners, Inc.

[5] Mr. Frederick M. Mintz, who is a selling stockholder and the senior partner of Mintz & Fraade, P.C., the law firm which is preparing this Offering Statement, is not related to Mr. Arnold Mintz, a trustee of The Robert Rongo Irrevocable Trust dated the 9th day of August, 2013 between Robert Rongo as Grantor and Robert Rongo, Robert N. Swetnick and Arnold Mintz, as Trustees.

SERIES A PREFERRED STOCK

We have issued an aggregate of 9,000,000 shares of Series A Preferred Stock. We intend to issue an additional 1,000,000 shares which shall be divided pro rata amongst all stockholders who own Common Stock as of the date which is nine months after the Offering Statement becomes qualified; provided, however, that the stockholders of the Company and their assignees, prior to this Offering Statement being qualified shall not be entitled to any portion of said additional Series A Preferred Stock. Each share of Series A Preferred Stock shall be convertible into six shares of Common Stock commencing 12 months after the date of issuance and ending ten years after the date of issuance. Each share of Series A Preferred Stock shall have anti-dilutive rights so that if we do a reverse split of our Common Stock, each share of A-Preferred shall continue to be convertible into six shares of Common Stock. For example, if there are 120,000,000 shares of the Company's Common Stock issued and outstanding and 10,000,000 shares of the Series A Preferred Stock issued and outstanding which are convertible into 60,000,000 shares of Common Stock and there is a reverse split of the Common Stock of 1 new share for 4 old shares, decreasing the number of shares of the Company's issued and outstanding Common Stock from 120,000,000 to 30,000,000 shares, the Series A Preferred Stock shall retain the right to convert to 60,000,000 shares of Common Stock so that after the conversion of the Series A Preferred Stock the holders of the Series A Preferred Stock shall own 2/3rds (60,000,000 out of a total of 90,000,000) of the issued and outstanding shares of Common Stock in spite of the fact that, prior to the reverse split, the holders of the Series A Preferred Stock would have owned 1/3rd (60,000,000 out of a total of 180,000,000) of the issued and outstanding shares. Notwithstanding that the Series A Preferred Stock has not been converted, commencing 12 months after the date of issuance, each share of the Series A Preferred Stock shall have a vote equal to six shares of Common Stock, shall be entitled to a dividend six times any dividend distributed to shares of Common Stock and shall be entitled to share in any payments made to holders of Common Stock due to a liquidating event on an as converted basis. The rights of holders of Common Stock shall be impaired by dilution of their ownership interests in the Company.

If the Company enters into a "Liquidating Transaction" (hereinafter defined), the A Preferred holders are entitled to receive, before payment to holders of any other securities, an amount equal in value to $1,000,000 to be distributed on a pro rata basis, based upon the number of shares of A Preferred issued and outstanding. After the distribution of $1,000,000, the holders of the A Preferred shall participate with the holders of Common Stock on an as converted basis to Common Stock basis in the distribution of all of the remaining proceeds of available funds upon the completion of a Liquidating Transaction; provided, however, that the right of the holders of A Preferred to participate in such distribution shall not commence until 12 months after the date of issuance. The entitlement of the holders of Common Stock in the event of the Company enters into a Liquidating Transaction shall be substantially reduced by the rights of the A Preferred holders.

For purposes of this Offering Circular, a "Liquidating Transaction" of the Company shall mean a (i) voluntary or involuntary liquidation, dissolution or winding up of the Company, (ii) the sale, transfer, conveyance, other disposal, exclusive lease, exclusive license or other disposition of all or substantially all of the assets, property or business of the Company, (iii) the effectuation of a transaction or series of related transactions in which more than fifty (50%) percent of the voting power of the Company is disposed of (other than as a direct result of normal, uncoordinated trading activities in the Common Stock generally), (iv) a transaction or series of transactions in which any person or "group" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) acquires more than fifty (50%) percent of the voting equity of the Corporation, or (v) a transaction or series of transactions that constitutes or results in a "going private transaction" (as defined in Rule 13(e)-3 promulgated pursuant to the Securities Exchange Act of 1934 and the regulations of the Commission issued thereunder).

Commencing 12 months after the date of issuance, if the Company declares or pays dividends with respect to shares of Common Stock, then the Company simultaneously shall pay dividends to each stockholder of the A Preferred on as converted to Common Stock basis. Additionally, if there are any unpaid dividends at the time any stockholder of A Preferred exercises his, her or its right to convert to Common Stock, such unpaid dividends shall be payable in additional shares of Common Stock, thus affecting the ownership interests in the Company of the Common Stockholders.

The A-Preferred also could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock. This could delay, defer, or prevent a change in control. The rights of holders of Common Stock shall be subject to, and shall be adversely affected by the rights of the holders of the A-Preferred.

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The 16,050,000 shares of Common Stock offered by the Company pursuant to this Offering Circular shall be sold directly by the Company to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at the price of $0.12 per share. The 10,700,000 shares of Common Stock offered by the selling stockholders pursuant to this Offering Circular are being offered for sale, after the Company has sold all 16,050,000 shares which it is offering, as follows: the Common Stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices, at negotiated prices, or at fixed prices, which may be changed. The selling stockholders and any of their pledges, assignees, and successors-in-interest may offer and sell the shares of Common Stock offered by this Offering Circular from time to time in one or more of the following transactions:

- In ordinary broker's transaction;
- Through brokers, dealers, or underwriters who may act solely as agents;
- "at the market" into an existing market for the common stock;
- in other ways not involving market makers or established markets, including direct sales to purchasers or sales effected through agents;
- in privately negotiated transactions;
- in the over-the-counter market;
- in transactions other than in the over-the-counter market (including negotiated transactions or other private transactions);
- by pledge to secure debts and other obligations or on foreclosure of the pledge; or
- in a combination of the above transactions.

We shall pay the costs and fees of offering and selling of the shares of Common Stock by the selling stockholders except for commissions to salespersons.

The selling stockholders are deemed "underwriters" within the meaning of the Securities Act.

The selling stockholders shall not sell any shares until all shares offered by the Company have been sold.

This offering shall terminate upon the earliest date upon which: (i) all shares offered by this Offering Circular have been sold by the Company and the selling stockholders (ii) the offering has raised an aggregate of $5,000,000 or (iii) twelve months have passed since the date upon which this Offering Statement was qualified.

Item 5. Use of Proceeds to Issuer

USE OF PROCEEDS

This Offering Circular relates to shares of our Common Stock which we are selling on behalf of the Company and the selling stockholders. We shall use the proceeds from the sale of such shares to create inventory, set up business operations and begin marketing efforts including tradeshows and public relations.

Assuming that all shares offered by the Company are sold at a price of $0.12, the maximum proceeds of the sale of our Common Stock on behalf of the Company shall be $1,752,000 and shall be applied by us substantially as set forth in the table below. Nevertheless, Management has the right, in its sole and absolute discretion, to vary the use of the proceeds; provided, however, that any such variation shall not be more than 25% more or 25% less than the amounts set forth for each item below.

The following table sets forth the intended use of the proceeds from this offering:

Use	Amount
Marketing/Advertising	$610,379
Employees[1]	180,000
Initial Inventory	225,000
Rent (6 months)	70,000
New office expenses	47,250
Website Development	10,000
Commissions and Finder's Fees[2]	192,600
Legal Fees	100,000
Offering Expenses(excluding commissions) including Blue Sky Filing Fees and legal expenses	10,000
Working Capital	480,771
Total Proceeds	$1,926,000

[1] – Estimated salaries and related expenses for employees for the six month period after the Closing.
[2] – Assumes that all Shares are sold by brokers-dealers, salespersons or through a finder which shall be subject to a commission or finder's fee, as the case may be, of up to 10% (if such payments are permitted pursuant to Federal and applicable state securities laws). Commissions shall not be paid to officers, directors or employees of the Company. If either a lesser commission or no commission is paid, such monies shall be added to the Company's working capital.

Item 6.Description of Business

OUR BUSINESS

Worldwide Innovative Products, Inc. ("we", "us", "our", or the "Company") was incorporated under the laws of the State of Delaware on June 17, 2013.

We intend to engage in the production and marketing of an innovative non-surgical hair restoration treatment line of products. Our product line will consist of a powerful combination of complementary hair loss treatment products including a minoxidil-based topical hair restoration solution as well as complementary herbal vitamin capsules, shampoo, conditioner and hair thickening serum. By leveraging the knowledge and expertise of our management team we believe that our brand can grow to become a recognized market leader in treating hair loss with a revenue goal of $75,000,000 dollars over the next five years.

We intend to commence operations immediately after receipt of the capital to be raised pursuant to this Offering. Creation of an initial inventory, including both the hair restoration products and packaging is expected to be completed within three to four months. Once initial inventories are received for sale we will begin marketing and sales activities.

MARKET ANALYSIS

Hair loss affects 56 million people in the United States.[1] According to IBISWorld, Hair Loss Treatment Manufacturing is a seven billion dollar industry which has had annual growth of 3.5% over the last 5 years.[2] The widening acceptance of hair loss treatments and procedures continue to boost industry revenue. Additionally, according to IBISWorld, the population will continue to age and the number of adults over the age of 50 will surpass 110 million people in 2016 contributing to steady growth for the industry.

COMPETITION

A wide variety of treatment options are presently offered in the market to combat hair loss. These treatments include drug-based products such as minoxidil, finasteride and corticosteroids; surgical solutions including hair transplants and scalp reduction; and holistic remedies such as aromatherapy and massage.

PRODUCT OVERVIEW

The core of our hair restoration products will be a topical hair re-growth solution which uses a minoxidil-based formula containing the maximum strength permitted by the FDA to re-grow new hair in both balding and thinning areas of the scalp. Minoxidil, one of only two non-surgical treatment options for hair loss currently approved by the FDA, is an over-the-counter topical solution approved for use by both men and women that works on hair follicles to reverse the shrinking process and stimulate new hair. In addition, we will offer specially formulated herbal vitamin capsules designed to help protect existing hair follicles from dihydrotestosterone (DHT), the chemical responsible for hair loss, as well as a shampoo, conditioner and hair thickening serum. Together, these products will form a powerful combination of complimentary hair loss treatment products.

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[1] http://www.statisticbrain.com/hair-loss-statistics/

[2] IBISWorld. "Hair Loss Treatment Manufacturing in the U.S." Obtained at http://www.ibisworld.com/industry/hair-loss-treatment-manufacturing.html

Our line of hair restoration products will consist of the following:

- Topical Hair Re-growth Solution
- Vitacaps
- Volume Max Thickening Shampoo
- Volume Max Hair Conditioner
- Addition Volume Max Thickening Serum

MARKETING PLAN

Our marketing strategy shall be to gain increasing market share for the brand in the hair loss treatment market by stressing the effectiveness of our products as compared to other products currently in the market. Product communication will focus on delivering an authentic, trusted benefit message which communicates what we believe to be the superior effectiveness of our products as compared to our competitors.

Marketing outreach will be initiated through a variety of channels including our website, social media, public relations, print, radio and television.

Website

Our website will be a critical marketing asset. It will be highly informative and serve as a platform to educate and generate new business. The site will be optimized with proper site structure and page layout, easy navigation and targeted keywords to ensure proper search engine placement and saturation

Search Engine Optimization (SEO)

Key tactics will include content development, the optimization of relevant META tags and external link building to achieve high search engine ranking via organic natural word searches by potential customers.

Search Engine Marketing (SEM)

Paid search advertising (pay per click) will be utilized as a highly measurable, trackable and cost effective way to improve brand awareness and drive website traffic and sales.

Social Media

Social Media will be utilized to build engagement and community with current and potential customers. A Facebook presence will share content to strengthen branding and awareness and respond to questions. Other social media will include Twitter, blogging and YouTube videos.

Traditional Advertising

We will have heavy media exposure in print, television and radio advertising, media which traditionally performs very well for this product category. Print marketing shall include weekly and monthly magazines which target male demographics. Radio advertisements will broadcast during the key morning and evening drive time slots.

Public Relations (PR)

PR can be achieved with limited spending and often builds more authentic credibility than traditional advertising. Deskside appointments with editors of targeted print vehicles can generate related articles and mentions for our brand.

Distribution Agreement

We have entered into a distribution agreement with Highland Global Partners, Inc. and Advanced Patent Technologies, Inc. (jointly the "Distributors") pursuant to which, upon the date which is 90 days after the Closing, we shall grant to the Distributors the exclusive right to distribute the Company's products in Russia and those countries which were part of the former Soviet Union and the non-exclusive right to distribute the Company's products on the Internet in exchange for payment of $37,500 by each of the Distributors. The distribution rights shall continue in perpetuity and the Distributors shall receive 25% of the revenues from sales which they generate.

EMPLOYEES

Currently we have only two employees: our Chief Executive Officer, Robert Rongo and our Chief Marketing Officer Rita Herzmansky. We have not entered into a contract with either of them, although we intend to do so. See "Remuneration of Directors and Officers" on Page 35 of this Offering Circular. Upon the Closing, we will commence operations and anticipate employing up to 10 additional employees within the first year.

Item 7.Description of Property

Our offices are located at 8 Londonderry Street, Smithville, New Jersey, which is the residence of our Chief Executive Officer, for which we do not pay rent. After the Closing, the Company intends to move to new offices in a location to be determined and to lease warehouse space.

Item 8.Directors, Executive Officers and Significant Employees

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

Our directors and executive officers and additional information concerning them are as follows:

NAME	AGE	POSITIONS AND OFFICES HELD	TIME POSITION HELD

Robert Rongo	58	President, Chief Executive Officer, Chief Financial Officer, Director	Since inception
Rita Herzmansky	60	Chief Marketing Officer, Corporate Secretary, Director	Since inception
Arnold Silver	68	Director	Since 2013

None of our employees has an employment agreement with the Company at this time. There are no other agreements or understandings for the officers and directors to resign at the request of another person, and the above-named officers and directors are not acting on behalf of, nor will act at the direction of, any other person.

We have agreed to purchase an officer and director insurance policy upon a date prior to the date upon which we file a registration statement on Form S-1 with the SEC; provided however that such date shall be no greater than 75 days after the Closing.

We have agreed to enter into an employment contract with Robert Rongo upon a date prior to the date upon which we file a registration statement on Form S-1 with the SEC; provided however that such date shall be no greater than 75 days after the Closing. Mr. Rongo's employment agreement shall include the following terms. The term of the contract shall be for three years and shall not commence until the Closing. Compensation shall consist of a base salary of $175,000 per year which shall be reduced to $135,000 during the first year. In addition, Mr. Rongo shall be provided with health insurance and a life insurance policy to be payable to the beneficiary of his choice, as well as an automobile allowance of $400 per month.

We have also agreed to enter into an employment contract with Rita Herzmansky upon a date prior to the date upon which we file a registration statement on Form S-1 with the SEC; provided however that such date shall be no greater than 75 days after the Closing. Ms. Herzmansky's employment agreement shall include the following terms. The term of the contract shall be for three years and shall not commence until the Closing. Compensation shall consist of a base salary of $165,000 per year which shall be reduced to $125,000 during the first year. In addition Ms. Herzmansky shall be provided with health insurance and a life insurance policy to be payable to the beneficiary of her choice.

In addition, the employment agreements of Mr. Rongo and Ms. Herzmansky shall have provisions providing for the following: At the end of the first year, if the Company does not have sufficient cash flow to increase the salaries being paid to Mr. Rongo and Ms. Herzmansky to $175,000 and $165,000, respectively, then Ms. Herzmansky shall have the option to either continue at her reduced salary of $125,000 or resign from her position upon 30 days written notice. If Ms. Herzmansky elects to resign, then Mr. Rongo's salary shall be increased to $175,000. If Ms. Herzmansky elects to continue with the Company, then Mr. Rongo shall have the option to either continue at his reduced salary of $135,000 or resign from his position upon 60 days written notice.

Each of our directors, who are not otherwise employed by the Company, shall receive 25,000 shares of Common Stock per year, vesting quarterly on a pro rata basis, as compensation for his or her services.

Our Officers and Directors have not been involved in any legal proceedings as described in Item 401(f) of Regulation S-K during the past ten years.

Significant Employees

There are no persons other than our officers and directors who are expected by us to make a significant contribution to our business.

Family Relationships

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Business Experience

Robert Rongo has been our Chief Executive Officer since inception. In 2005 Mr. Rongo founded Media Direct Inc., an advertising agency, of which he is the sole owner but which is run by its president and with which he is no longer involved in the daily operations. Upon the commencement of operations of the Company, Mr. Rongo will work full-time for the Company devoting no more than three hours per week to other business activities. He earned bachelor degrees in accounting and mathematics from Herbert H. Lehman College and is a non-practicing CPA.

Rita Herzmansky has been, Chief Marketing Officer, Corporate Secretary and a director of the Company since inception. From September 2009 until January 2011, Ms. Herzmansky was vice president of licensing and business development for Infinity Group: Infinity Lifestyle Brand. Ms. Herzmansky earned a BFA from Syracuse University in 1975, an MBA from New York University Stern School of Business in 1981 and a Certificate in Digital Media Marketing from New York University in 2012.

Arnold Silver has been a director since 2013. Since 2006, Mr. Silver has been self-employed as a business advisor to developmental stage and small companies. Between 1979 through 2006, Mr. Arnold was the owner and operator of a Burger King franchise and other restaurants. From 1966 until 1988, Mr. Silver was a teacher in New York City. Mr. Silver earned an M.S. from Brooklyn College and a B.S. from Long Island University.

Involvement with certain material legal proceedings during the past five years

(1) None of our directors, officers, significant employees or consultants have been convicted in a criminal proceeding, exclusive of traffic violations, or are subject to any pending criminal proceeding.

(2) No bankruptcy petitions have been filed by or against any business or property of any of our directors, officers, significant employees or consultants nor has any bankruptcy petition

been filed against a partnership or business association where these persons were general partners or executive officers.

(3) None of our directors, officers, significant employees or consultants have been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) None of our directors, officers or significant employees have been convicted of violating a federal or state securities or commodities law.

Item 9.Remuneration of Directors and Officers

Our officers and directors shall not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement our business plan as outlined herein.

Pursuant to a three year contract to be entered into by the Company and Robert Rongo which shall commence after the Closing, Mr. Rongo shall receive compensation consisting of a base salary of $175,000 per year which shall be reduced to $135,000 during the first year. In addition, Mr. Rongo shall be provided with health and life insurance, as well as an automobile allowance of $400 per month. The compensation may be increased at the discretion of the Board of Directors.

Pursuant to a three year contract to be entered into by the Company and Rita Herzmansky which shall commence after the Closing, Ms. Herzmansky shall receive compensation consisting of a base salary of $165,000 per year which shall be reduced to $125,000 during the first year. In addition Ms. Herzmansky shall be provided with health and life insurance. The compensation may be increased at the discretion of the Board of Directors.

Each of our directors, who is not employed by the Company, shall receive 25,000 shares of Common Stock per year, vesting quarterly on a pro rata basis, as compensation for his or her services.

We have agreed to provide individual health insurance coverage to our officers, however, no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of directors, officers, or other employees have been adopted by us.

Name of Individual or identity of group	**Capacities in remuneration was received**	**Aggregate remuneration since inception**
Robert Rongo	Chief Executive Officer	$0
Rita Herzmansky	Chief Marketing Officer	$0

Item 10. Security Ownership of Management and Certain Securityholders

As of the date hereof, we have 60,000,000 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding the beneficial ownership of our

Common Stock by (i) each stockholder known to be the beneficial owner of more than 10% of our Common Stock; (ii) by each director and executive officer; and (iii) by all executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned. Also included are the shares held by all executive officers and directors as a group.

Title of Class	Name and address of owner	Amount owned before the offering	Amount owned after the offering[1]	Percent of Class[1,2]
Common Stock	Robert Rongo 8 Londonderry Street Smithville, New Jersey 08205	6,000,000	6,000,000	7.88%
Common Stock	The Trustees	28,200,000	28,200,000	37.08%
Common Stock	Rita Herzmansky 140 West End Avenue, Apt. 21# New York, NY 10023	1,800,000	1,800,000	2.37%
Common Stock	Officers & Directors as a group (2 persons)	36,000,000[3]	36,000,000[3]	47.34%

1 – Assumes that the Company and the selling stockholders sell all of the Shares.

2 – Does not include Series A Preferred Stock which shall be convertible into Common Stock at a rate of one share of Preferred Stock to six shares of Common Stock commencing 12 months after the date of issuance. See "Series A Preferred Stock" on page 26.

3 - Includes the shares owned by the Trustees as Mr. Rongo is one of the Trustees as well as the grantor of the Trust.

Item 11. Interest of Management and Others in Certain Transactions

As of June 17, 2013, we issued 60,000,000 shares of Common Stock with par value of $0.001 per share of which 6,000,000 shares were issued to Robert Rongo as an individual, 28,200,000 shares were issued to Robert Rongo, Robert N. Swetnick and Arnold Mintz, as Trustees of The Robert Rongo Irrevocable Trust dated the 9th day of August, 2013 between Robert Rongo as Grantor and Robert Rongo, Robert N. Swetnick and Arnold Mintz, as Trustees, and 1,800,000 shares were issued to Rita Herzmansky.

Item 12. Securities Being Offered

We are offering for sale Common Stock of the Company with a par value of $0.001 per share. The Common Stock has no special rights or liabilities.

MARKET PRICE AND DIVIDENDS OF COMMON EQUITY

There is no trading market for our Common Stock at present, and there has not been any trading market for our Common Stock in the past. There can be no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Our Common Stock is not listed on an exchange or otherwise traded and we have not applied for our stock to be listed on an exchange or otherwise traded as of the date of this circular.

We have never paid dividends on our Common Stock, and there can be no assurance that we will have sufficient earnings to pay any dividends with respect to the Common Stock. Moreover, even if it has sufficient earnings, it is not obligated to declare dividends with respect to the Common Stock. The future declaration of any cash or stock dividends will be in the sole and absolute discretion of the Board of Directors and will depend upon our earnings, capital requirements, financial position, general economic conditions and other pertinent factors. It is also possible that the terms of any future debt financing may restrict the payment of dividends. We presently intend to retain earnings, if any, for the development and expansion of its business.

Part F/S

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes related thereto.

Forward-Looking Statements

Statements in this Management's Discussion and Analysis or Plan of Operations section which discuss future expectations and plans, which are to be considered forward-looking statements as defined by Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934, as amended. Sentences which incorporate words such as "believes," "intends," "expects," "predicts," "may," "will," "should," "contemplates," "anticipates," or similar statements are based upon our beliefs and expectations using the most current information available to us. In view of the fact that our discussions in this Management's Discussion and Analysis or Plan of Operations section are based upon our estimates and beliefs concerning circumstances and events which have not yet occurred, the anticipated results are subject to changes and variations as future operations and events actually occur and could differ materially from those discussed in the forward-looking statements. Moreover, although we reasonably expect, to the best of our knowledge and belief, that the results to be achieved by us will be as set forth in the following discussion, the following discussion is not a guarantee and there can be no assurance that any of the potential results which are described will occur. Furthermore, there will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and the differences may be material. These forward-looking statements involve a number of risks and uncertainties, including, but not limited to, the following: (i) our limited operating history, (ii) competition, (iii) our need for additional financing to develop our products and meet our capital requirements, (iv) the fact that many of the services we aim to provide are currently already provided by the companies we aim to service, (v) significant governmental regulation. In order to have investors better understand our services, we have attempted to simplify the technical terminology and explanations; however, this may have resulted in a less accurate description of those services or technologies. Therefore all investors should consult their respective counsel and advisors with respect to an understanding of our services.

Notwithstanding the foregoing, set forth in the preceding paragraph the PLSRA of 1995 does not apply to statements made by an issuer of a penny stock.

Liquidity and Capital Resources

As of September 30, 2013 our available cash was $1,000. When and if we are able to commence production and sale of our products we believe will be within three to four months after the closing of this Offering we will be able to raise immediate revenues through sales. If we are unable to begin marketing our products, it is likely that we will deplete our capital quickly, and may not be able to continue as a going concern.

Results of Operations

We have had no operations in place to date, and thus have no operating results.

The Company has incurred nominal expenses which all were related to its formation on June 17, 2013.

During the term of our existence, we have not had any revenues or income as we have had no operations to date.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may be exposed to market risks associated with interest rates and commodity prices.

PART III — EXHIBITS

Item 1. Index to Exhibits

EXHIBITS SCHEDULE

The following exhibits are filed with this registration statement:

Exhibit Number	Description
EX-2.(i)	Articles of Incorporation
EX-2.(ii)	By-laws
EX-3	Certificate of Designation in the form to be filed with the State of Delaware
EX-6.(i)	Distribution Agreement
EX-11	Opinion of Mintz & Fraade P.C.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 12, 2013.

Worldwide Innovative Products, Inc.

By:______________________________
Robert Rongo, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Issuer:

____
Robert Rongo, Chief Executive Officer, Director, Chief Financial Officer

____
Rita Herzmansky, Director

____
Arnold Silver, Director

Selling Shareholders:

Advanced Patent Technologies, Inc.

By:______________________________
David Pomerantz, President
(Date) ____________________

Highland Global Partners, Inc.

By:______________________________
Robert Rubin, President
(Date) ____________________

____
Frederick M. Mintz
(Date) ____________________

____
Beverly Pomerantz
(Date) ____________________

____
Andrew Rubin
(Date) ____________________

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 12, 2013.

Worldwide Innovative Products, Inc.

By:____

Robert Rongo, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Issuer:

____

Robert Rongo, Chief Executive Officer, Director, Chief Financial Officer

____

Rita Herzmansky, Director



Arnold Silver, Director

Selling Shareholders:

Advanced Patent Technologies, Inc.

By:____

David Pomerantz, President

(Date) 11-12-13

Highland Global Partners, Inc.

By:____

Robert Rubin, President

(Date) __________________



Frederick M. Mintz

(Date) __________________



Beverly Pomerantz

(Date) 11/16/2013

____

Andrew Rubin

(Date) __________________

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 12, 2013.

Worldwide Innovative Products, Inc.

By:______________________________
Robert Rongo, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Issuer:

____
Robert Rongo, Chief Executive Officer, Director, Chief Financial Officer

____
Rita Herzmansky, Director

____
Arnold Silver, Director

Selling Shareholders:

Advanced Patent Technologies, Inc.

By:______________________________
David Pomerantz, President
(Date) _______________

Highland Global Partners, Inc.



By:______________________________
Robert Rubin, President
(Date) 11/12/13

____
Frederick M. Mintz
(Date) _______________

____
Beverly Pomerantz
(Date) _______________



____
Andrew Rubin
(Date) 11/12/13

SIGNATURES (continued)



Lisa Diaz

(Date) 11/12/13

Delaware

The First State

PAGE

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ANALYTICAL STEM CELL CORP.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF JUNE, A.D. 2013, AT 11:57 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5308114 8100

130760431

AUTHENTICATION: 0504271

DATE: 06-12-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:08 PM 06/11/2013
FILED 11:57 AM 06/11/2013
SRV 130760431 - 5308114 FILE

Certificate of Incorporation

of

Analytical Stem Cell Corp.

Under Section 102 of the General Corporation Law of the State of Delaware

The undersigned, a natural person of at least eighteen (18) years of age, for the purpose of forming a corporation under the General Corporation Law of the State of Delaware, certifies that:

FIRST: The name of the corporation (hereinafter referred to as the "Corporation") is

Analytical Stem Cell Corp.

SECOND: The purpose or purposes for which the Corporation is formed are as follows:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

To manufacture, purchase or otherwise acquire, invest in, own, mortgage, pledge, sell, market, distribute, assign and transfer or otherwise dispose of, trade, deal in and deal with goods, wares and merchandise and personal property of every class and description.

To enter into any lawful arrangements for sharing profits, union of interest, reciprocal concession, or cooperations with any corporation, association, partnership, syndicate, entity, person, or governmental, municipal, or public authority, domestic or foreign, in the carrying on of any business which the Corporation is authorized to carry on or any business or transaction deemed necessary, convenient, or incidental to the carrying out of any of the purposes of the Corporation.

To apply for, register, obtain, purchase, lease, take licenses in respect of, or otherwise acquire, and to hold, own, use, operate, develop, enjoy, grant licenses and immunities in respect of, manufacture under and to introduce, sell, assign, mortgage, pledge or otherwise dispose of, and in any manner deal with and contract with reference to:

(A) Inventions, devices, formulas, processes and any improvements and modifications thereof;

(B) Letters patent, patent rights, patented processes, copyrights, designs, and similar rights, trade- marks, trade symbols and other indications of origin and ownership granted by or recognized under the laws of the United States of America or of any state or subdivision thereof, or of any foreign country or subdivision thereof, and all rights connected therewith or appertaining thereunto; and

(C) Franchises, licenses, grants and concessions.

To enter into, make and perform contracts of every kind and description which may be necessary or convenient for the business of the Corporation, with any person, firm, association, corporation, municipality, county, state, body politic, or government, or colony, any dependency, or political or administrative division thereof.

To enter into and carry out partnerships (both general partnerships and limited partnerships) and other forms of joint arrangements with other persons, firms or corporations, so far as and to the extent that the same may be done and performed by a corporation organized under the General Corporation Law of the State of Delaware.

To carry on business at any place within the jurisdiction of the United States and in any and all foreign countries and to purchase any property at any such place or places.

To acquire and take over as a going concern, and thereafter to carry on the business of any person, firm or corporation engaged in any business which the Corporation is authorized to carry on and, in connection therewith, to acquire the good will and all or any of the assets and to assume or otherwise provide for all or any of the liabilities of any such business.

To borrow money for its corporate purposes and to make, accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures, or other obligations from time to time, for the purchase of property, or for any purpose in connection with the business of the Corporation, and, if deemed proper, to secure the payment of any such obligations, mortgages, pledge, deed of trust or otherwise.

To carry on any other similar business in connection with the foregoing, and to have and exercise all of the powers conferred by the laws of the State of Delaware upon corporations formed under the General Corporation Law of the State of Delaware, and to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do so.

To such extent as a corporation organized under the General Corporation Law of the State of Delaware may now or hereafter lawfully do, to perform or do each and everything necessary, suitable, convenient, or proper for, or in connection with, or incidental to, the accomplishment of any one or more of the purposes or the exercise of any one or more of the powers herein described, or designed directly or indirectly to promote the interests of the Corporation or to enhance the value of its properties; and in general, to do any and all things and exercise any and all powers, rights and privileges for which a corporation now or hereafter may be organized under the General Corporation Law of the State of Delaware, or under any act amendatory thereof, supplemental thereto, or substituted therefore, including, but not limited to, all of the powers enumerated in Sections 121-123 of the Delaware State General Corporation Law or any other statute of the State of Delaware.

THIRD: The registered office of the Corporation is to be located in Kent County, in the State of Delaware at 615 South DuPont Highway, Dover, DE 19901, and the registered agent in charge thereof is National Corporate Research, Ltd.

FOURTH: The aggregate number of shares, which the Corporation shall have authority to issue, is three hundred twenty million (320,000,000) shares, of which three hundred million (300,000,000) shares shall be Common Stock, par value of $.001 per share and twenty million (20,000,000) shares shall be Preferred Stock, par value of $.01 per share.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby expressly authorized to provide, by resolution or resolutions duly adopted by it prior to issuance, for the creation of each such series and to fix the designations and the powers, preferences, rights, qualifications, limitations and restrictions relating to the shares of each such series. Without limiting the foregoing sentence, the Board of Directors is hereby expressly authorized to create and issue preferred shares which have anti-dilutive rights. For example, if anti-dilutive preferred stock is issued, and if the Company issues 10,000,000 shares of Preferred Stock which are convertible into 50,000,000 shares of Common Stock, the anti-dilutive rights would provide that if the Company does a reverse split and if 100,000,000 shares of Common Stock outstanding are reduced to 50,000,000 shares, the 10,000,000 shares of Preferred Stock would continue to be convertible into the 50,000,000 shares of Common Stock.

The Board of Directors will be expressly authorized to increase or decrease the number of shares of any series prior or subsequent to the issuance of shares in that series; provided, however, that the Board of Directors shall not decrease the number of shares of any such series then outstanding.

The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determining the following:

(A) The designation of such series, the number of shares to constitute such series and the stated value thereof, if different from the par value thereof;

(B) Whether the shares of such series shall have voting rights, in addition to any voting rights provided by law and, if so, the terms of such voting rights, which may be general or limited;

(C) The dividends, if any, payable on such series, whether any such dividends shall be cumulative and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preferences or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of preferred stock;

(D) Whether the shares of such series shall be subject to redemption by the Corporation and, if so, the times, prices and other conditions of such redemption;

(E) The amount or amounts payable upon shares of such series in the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

(F) Whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relating to the operation thereof;

(G) Whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of preferred stock or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(H) The limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the common stock or shares of stock of any other class or any other series of preferred stock;

(I) The conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue of any additional stock, including additional shares of such series or of any other series of preferred stock or of any other class; and

(J) Any other powers, preferences and other special rights, relative, participating, optional or otherwise, and any qualifications, limitations and restrictions thereon.

The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereon, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Preferred Stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.

No holder of shares of the Corporation of any class whether now or hereafter authorized shall have any preemptive right to subscribe for, purchase or receive any shares of the Corporation of any class, whether now or hereafter authorized, or any options or warrants to purchase any such shares, or any securities convertible into or exchanged for any such shares, which may at any time be issued, sold or offered for sale by the Corporation.

FIFTH: The duration of the Corporation is to be perpetual.

SIXTH: Except as may otherwise be specifically provided in this Certificate of Incorporation, no provision hereof is intended to be construed as limiting, prohibiting, denying, or abrogating any of the general or specific powers or rights conferred under the General Corporation Law of the State of Delaware upon corporations of the State of Delaware, upon the Corporation, its shareholders, bondholders and security holders, and upon its directors, officers and other corporate personnel, including, without limitation, the power of the Corporation to furnish indemnification to any person or persons in the capacities defined and prescribed by the General Corporation Law of the State of Delaware and the defined and prescribed rights of a person or persons to indemnification as the same are conferred by the General Corporation Law of the State of Delaware.

SEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware, as the same may be amended or supplemented.

EIGHTH: The name and address of the incorporator are as follows: Alan P. Fraade, Esq. c/o Mintz & Fraade, P.C. 488 Madison Avenue, New York, New York 10022.

IN WITNESS WHEREOF, this Certificate has been subscribed this 6th day of June 2012 by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

/s/ Alan P. Fraade
Alan P. Fraade, Esq.
c/o Mintz & Fraade, P.C.
488 Madison Avenue
New York, New York 100

BY-LAWS

OF

WORLDWIDE INNOVATIVE PRODUCTS, INC.

(A DELAWARE CORPORATION)

I

OFFICES

Section 1. Registered Office. The registered office of the Corporation in the State of Delaware shall be at such place as the Board of Directors determine, from time to time.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

II

MEETING OF STOCKHOLDERS

Section 1. Place of Meeting. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual Meetings. The Annual Meetings of stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting.

Section 3. Special Meetings. Special Meetings of the stockholders may be called by the Board of Directors, the Chairman of the Board, the President, or by the holders of shares entitled to cast not less that 25% of the votes at the meeting. Upon request in writing to the Chairman of the Board, the President, any Vice President or the Secretary by any person (other than the board) entitled to call a special meeting of the stockholders, the officer forthwith shall cause notice to be given to the stockholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than 15 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after receipt of the request, the persons entitled to call the meeting may give the notice.

Section 4. <u>Notice of Meetings</u>. Written notice of the place, date, and time of all meetings of the stockholders shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation.

Section 5. <u>Quorum; Adjournment</u>. At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or the Certificate of Incorporation. Where a separate vote by a class, classes or series is required, a majority of the outstanding shares of such class, classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, unless or except to the extent that the presence of a larger number may be required by law or the Certificate of Incorporation. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time without notice other than announcement at the meeting, until a quorum shall be present or represented.

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 6. <u>Organization</u>. At every meeting of the stockholders, the chairman of the board, if there be one, or in the case of a vacancy in the office or absence of the chairman of the board, one of the following persons present in the order stated shall act as chairman of the meeting: the vice chairman of the board, if there be one, the president, the vice presidents in their order of rank or seniority, a chairman designated by the board of directors or a chairman chosen by the stockholders pursuant to these Bylaws. The secretary, or in his absence, an assistant secretary, or in the absence of the secretary and the assistant secretaries, a person appointed by the chairman of the meeting, shall act as secretary.

Section 7. <u>Proxies and Voting</u>. At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law or the Certificate of Incorporation.

All voting, including on the election of directors but excepting where otherwise provided herein or required by law or the Certificate of Incorporation, may be by a voice vote; provided, however, that upon demand thereof by a stockholder entitled to vote or such stockholder's proxy, a stock vote shall be taken, but no proxy shall be voted after three (3) years from its date unless such proxy provides for a longer period. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the Board of Directors.

All elections of directors shall be determined by a plurality of the votes cast, and except as otherwise required by law or the Certificate of Incorporation, all other matters shall be determined by a majority of the votes cast.

Section 8. Stockholder List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in such stockholder's name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which places shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any stockholder who is present. This list shall presumptively determine the identity of the stockholder entitled to vote at the meeting and the number of shares held by each of them.

Section 9. Inspectors of Election. In advance of any meeting of stockholders, the Board of Directors may appoint inspectors of election, who need not be stockholders, to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the person presiding at any such meeting may, and on the request of any stockholder entitled to vote at the meeting and before voting begins shall, appoint inspectors of election. The number of inspectors shall be either one or three, as determined, in the case of inspectors appointed upon demand of a stockholder, by the stockholders in the manner provided in Section 5 of this Article II, and otherwise by the Board of Directors or person presiding at the meeting, as the case may be. If any person who is appointed fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting, or at the meeting by the person presiding at the meeting. Each inspector, before entering upon the discharge of his duties, shall take an oath faithfully to execute the duties of inspector at such meeting.

If inspectors of election are appointed as aforesaid, they shall determine from the lists referred to in Section 8 of this Article II the number of shares outstanding, the shares represented at the meeting, the existence of a quorum, and the voting power of shares represented at the meeting, determine the authenticity, validity and effect of proxies, receive votes or ballots, hear and determine all challenges and questions in any way arising in connection with the right to vote or the number of votes which may be cast, count and tabulate all votes or ballots, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders entitled to vote thereat. If there be three inspectors of election, the decision, act or certificate of both shall be effective in all respects as the decision, act or certificate of both.

Unless waived by vote of the stockholders conducted in the manner which is provided in Section 5 of this Article II, the inspectors shall make a report in writing of any challenge or question or matter which is determined by them, and execute a sworn certificate of any facts found by them.

Section 10. Actions without a Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery to a Corporation's registered office shall be by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

III

BOARD OF DIRECTORS

Section 1. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders. The use of the phrase "Whole Board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

Section 2. Number and Term in Office. A director need not be a stockholder, a citizen of the United States or a resident of the State of Delaware. The authorized number of directors constituting the first Board of Directors shall consist of at least three (3) persons. Thereafter, the number of directors constituting the Whole Board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be one. The number of directors may be increased or decreased by amendment of these By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are duly elected and qualified. Any director may resign at any time upon written notice to the Corporation.

Section 3. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director or by the stockholders entitled to vote at any Annual or Special Meeting held in accordance with Article II, and the directors so chosen shall hold office until the next Annual or Special Meeting duly called for that purpose and until their successors are duly elected and qualified, or until their earlier resignation or removal.

Section 4. Nominations of Directors; Election. Nominations for the election of directors may be made by the Board of Directors or a committee appointed by the Board of Directors, or by any stockholder entitled to vote generally in the election of directors who complies with the procedures set forth in this Section 4. Directors shall be at least 21 years of age. Directors need not be stockholders. At each meeting of stockholders for the election of directors at which a quorum is present, the persons receiving a plurality of the votes cast shall be elected directors. All nominations by stockholders shall be made pursuant to timely notice in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. To be in proper written form, such stockholder's notice shall set forth in writing (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (ii) as to the stockholder giving the notice (x) the name and address, as they appear on the Corporation's books, of such stockholder and (y) the class and number of shares of the Corporation which are beneficially owned by such stockholder.

Section 5. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. The first meeting of each newly-elected Board of Directors shall be held immediately following the Annual Meeting of Stockholders and no notice of such meeting shall be necessary to be given the newly-elected directors in order legally to constitute the meeting, provided a quorum shall be present. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or at least one of the directors then in office. Notice thereof stating the place, date and hour of the meetings shall be given to each director by mail, facsimile or telegram not less than seventy-two (72) hours before the date of the meeting. Meetings may be held at any time without notice if all the directors are present or if all those not present waive such notice in accordance with Section 2 of Article VI of these By-laws.

Section 6. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-laws, at all meetings of the Board of Directors, a majority of the directors then in office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7. Action of Board Without a Meeting. Unless otherwise provided by the Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board of Directors of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 8. Resignations. Any director of the Corporation may resign at any time by giving written notice to the president or the secretary. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9. Organization. At every meeting of the Board of Directors, the Chairman of the Board, if there be one, or, in the case of a vacancy in the office or absence of the Chairman of the Board, one of the following officers present in the order stated shall act as Chairman of the meeting: the president, the vice presidents in their order of rank and seniority, or a chairman chosen by a majority of the directors present. The secretary, or, in his absence, an assistant secretary, or in the absence of the secretary and the assistant secretaries, any person appointed by the Chairman of the meeting shall act as secretary.

Section 10. Committees. The Board of Directors may, by resolution passed by a majority of the directors then in office, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, whom may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any committee, to the extent allowed by law and provided in the By-laws or resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and reports to the Board of Directors when required.

Section 11. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 12. Removal. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

IV

OFFICERS

Section 1. General. The officers of the Corporation shall be appointed by the Board of Directors and shall consist of a Chairman of the Board or a President, or both, one or more Vice Presidents, a Treasurer and a Secretary. The Board of Directors may also choose one or more assistant secretaries and assistant treasurers, and such other officers and agents as the Board of Directors, in its sole and absolute discretion shall deem necessary or appropriate as designated by the Board of Directors from time to time. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these By-laws provide otherwise.

Section 2. Election; Term of Office. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect a Chairman of the Board or a President, or both, one or more Vice Presidents, a Secretary and a Treasurer, and may also elect at that meeting or any other meeting, such other officers and agents as it shall deem necessary or appropriate. Each officer of the Corporation shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors together with the powers and duties which are customarily exercised by such officer; and each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may at any time, with or without cause, by the affirmative vote of a majority of directors then in office, remove an officer.

Section 3. Chairman of the Board. The Chairman of the Board, if there be such an officer, shall be the chief executive officer of the Corporation. The Chairman of the Board shall preside at all meetings of the stockholders and the Board of Directors and shall have such other duties and powers as may be prescribed by the Board of Directors from time to time.

Section 4. President. The President shall be the chief operating officer of the Corporation, shall have general and active management of the business of the Corporation, having general control of the business and affairs of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall have and exercise such further powers and duties as may be specifically delegated to or vested in the President from time to time by these By-laws or the Board of Directors. In the absence of the Chairman of the Board or in the event of his inability or refusal to act, or if the Board has not designated a Chairman, the President shall perform the duties of the Chairman of the Board, and when so acting, shall have all the powers and be subject to all of the restrictions upon the Chairman of the Board.

Section 5. Vice President. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event that there be more than one vice president, the vice presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The vice presidents shall perform such other duties and have such other powers as the Board of Directors or the President may from time to time prescribe.

Section 6. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given notice of meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the President. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix same to any instrument requiring it and when so affixed, it may be attested to by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by his or her signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

Section 7. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep complete and accurate accounts of all receipts and disbursements of the Corporation, and shall deposit all monies and other valuable effects of the Corporation in its name and to its credit in such banks and other depositories as may be designated from time to time by the Board of Directors. The Treasurer shall disburse the funds of the Corporation, taking proper vouchers and receipts for such disbursements, and shall render to the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall, when and if required by the Board of Directors, give and file with the Corporation a bond, in such form and amount and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of his or her duties as Treasurer. The Treasurer shall have such other powers and perform such other duties as the Board of Directors or the President shall from time to time prescribe.

Section 8. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 9. Resignations. Any officer may resign at any time by giving written notice to the Corporation; provided, however, that notice to the Board of Directors, the Chairman of the Board, the President or the Secretary shall be deemed to constitute notice to the Corporation. Such resignation shall take effect upon receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 10. Removal. Any officer or agent may be removed, either with or without cause, at any time, by the Board of Directors at any meeting called for that purpose; provided, however, that the President may remove any agent appointed by him.

Section 11. Vacancies. Any vacancy among the officers, whether caused by death, resignation, removal or any other cause, shall be filled in the manner which is prescribed for election or appointment to such office.

V

STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board or the President or a Vice President and (ii) by the Treasurer or Secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation.

Section 2. Signatures. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4. Transfers. Stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate. The old certificate shall be cancelled, and the new certificate shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 7. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, the President, any Vice President or the Secretary and any such officer may, in the name of and on behalf of the Corporation take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

VI

NOTICES

Section 1. Notice. Whenever, under the provisions of the laws of this state or the Certificate of Incorporation or these By-laws, any notice, request, demand or other communication is required to be or may be given or made to any officer, director, or registered stockholder, it shall not be construed to mean that such notice, request, demand or other communication must be given or made in person, but the same may be given or made by mail, electronic means or telecopier to such officer, director or registered stockholder to an address or number specified by the recipient for that purpose. Any such notice, request, demand or other communication shall be considered to have been properly given or made, in the case of mail when deposited in the mail and in other cases when transmitted by the party giving or making the same, directed to the officer or director at his address as it appears on the records of the Corporation or to a registered stockholder at his address as it appears on the record of stockholders, or, if the stockholder shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to the stockholder at such other address. Notice to directors may also be given in accordance with Section 5 of Article III hereof.

Whenever, under the provisions of the laws of this state or the Certificate of Incorporation or these By-laws, any notice, request, demand or other communication is required to be or may be given or made to the Corporation, it shall also not be construed to mean that such notice, request, demand or other communication must be given or made in person, but the same may be given or made to the Corporation by mail, electronic means or telecopier. Any such notice, request, demand or other communication shall be considered to have been properly given or made, in the case of mail when deposited in the mail or when otherwise transmitted with a receipt thereof.

Section 2. Waivers of Notice. Whenever any written notice is required to be given under the provisions of the Certificate of Incorporation, these By-laws or a statute, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice of such meeting.

Attendance of a person, either in person or by proxy, at any meeting, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice of such meeting.

VII

GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting or by any Committee of the Board of Directors having such authority at any meeting thereof, and may be paid in cash, in property, in shares of the capital stock, or in any combination thereof. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All notes, checks, drafts and orders for the payment of money issued by the Corporation shall be signed in the name of the Corporation by such officers or such other persons as the Board of Directors may from time to time designate.

Section 3. Corporation Seal. The corporate seal, if the Corporation shall have a corporate seal, shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

VIII

INDEMNIFICATION

Section 1. Indemnification of Directors and Officers in Third Party Proceedings. The Corporation shall indemnify any director or officer of the Corporation who was or is an "authorized representative" of the Corporation (which shall mean for the purposes of this Article a director or officer of the Corporation, or a person serving at the request of the Corporation as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise) and who was or is a "party" (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any "third party proceeding " (which shall mean for purposes of this Article any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Corporation) by reason of the fact that such person was or is an authorized representative of the Corporation, against expenses (which shall include for purposes of this Article attorney's fees and disbursements), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to a criminal third party proceeding (which shall include for purposes of this Article any investigation which could or does lead to a criminal third party proceeding) had not reasonable cause to believe such conduct was unlawful. The termination of any third party proceeding by judgment, order, settlement, indictment, conviction or upon a plea of no contest or its equivalent, shall not, of itself, create a presumption that the authorized representative did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal third party proceeding, had reasonable cause to believe that such conduct was unlawful.

Section 2. Indemnification of Directors and Officers in Corporate Proceedings. The Corporation shall indemnify any director or officer of the Corporation who was or is an authorized representative of the Corporation and who was or is a party or is threatened to be made a party to any "corporate proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor or any investigative proceeding by or on behalf of the Corporation) by reason of the fact that such person was or is an authorized representative of the Corporation, against expenses (including attorneys' fees and disbursements) actually and reasonably incurred by such person in connection with the defense or settlement of such corporate proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the Corporation unless and only to the extent that the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 3. Indemnification of Authorized Representatives. To the extent that an authorized representative of the Corporation who neither was nor is a director or officer of the Corporation has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith. Such an authorized representative may, at the discretion of the Corporation, be indemnified by the Corporation in any other circumstances to any extent if the Corporation would be required by Section 1 or 2 of this Article VIII to indemnify such person in such circumstances to such extent as if such person were or had been a director or officer of the Corporation.

Section 4. General Terms. Any indemnification under Section 1 and Section 2 of this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he had met the applicable standard of conduct set forth in Section 1 and Section 2 of this Article VIII. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (iii) by the stockholders.

Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in these By-laws.

Section 5. Amendment. Any amendment to Article VIII shall not apply to any liability of a director, officer, employee or agent arising out of a transaction or omission occurring prior to the adoption of such amendment, but any such liability based on a transaction or omission occurring prior to the adoption of such amendment shall be governed by Article VIII of these By-laws, as in effect at the time of such transaction or omission.

Section 6. Insurance and Trust Fund. In furtherance and not in limitation of the powers conferred by statute:

(1) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of law; and

(2) the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the fullest extent permitted by law and including as part thereof provisions with respect to any or all of the foregoing, to ensure the payment of such amount as may become necessary to effect indemnification as provided therein, or elsewhere.

Section 7. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, including the right to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Section or otherwise with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

IX

AMENDMENTS

Except as otherwise specifically stated within an Article to be altered, amended or repealed, these By-laws may be altered, amended or repealed and new By-laws may be adopted at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting.

CERTIFICATE OF DESIGNATION

OF

SERIES A ANTI-DILUTIVE PREFERRED STOCK

OF

WORLDWIDE INNOVATIVE PRODUCTS, INC.

(Pursuant to Sections 102 and 151 of the General Corporation Law of the State of Delaware)

The undersigned, President of Worldwide Innovative Products, Inc., a Delaware corporation (the "Company"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company (the "Board"):

RESOLVED, that pursuant to the authority of the Board, from the twenty million (20,000,000) shares of Preferred Stock authorized by Article "Fourth" of the Certificate of Incorporation filed on the 17th day of June 2013 there is hereby created a series of Preferred Stock of the Company consisting of ten million (10,000,000) shares of Series A Anti-Dilutive Preferred Stock. The series shall have the following powers, designations, preferences and relative participation, optional or other rights, and the following qualifications, limitations and restrictions:

1. Designation, Amount and Par Value.

The series of Preferred Stock of the Company consisting of ten million (10,000,000) shares par value $0.001 created pursuant to this Certificate of Designation (the "Certificate of Designation") shall be designated as the "Series A Anti-Dilutive Preferred Stock" (the "Series A Preferred Stock"). Any and all shares of the Series A Preferred Stock issued by the Company shall be deemed fully paid and the holders of record (the "Holders") of the outstanding shares of the Series A Preferred Stock shall not be liable for any call or assessment thereon. Any and all shares of the Series A Preferred Stock issued by the Company shall appear on the share records of the Company in the name of the Holders of the Series A Preferred Stock.

2. Dividends and Distributions

A. There shall be no interest or dividends payable or accrued upon the Series A Preferred Stock; provided, however, that commencing twelve (12) months after the date of issuance of the of Series A Preferred Stock, if the Company declares, pays or sets apart for payment any dividend or makes any Distribution (as defined in Paragraph "B" of this Article "2" of this Certificate of Designation) with respect to any shares of Common Stock, then simultaneously with the payment of such dividend or Distribution the Company shall pay a dividend or Distribution, as the case may be, to each stockholder of Series A Preferred Stock, which shall be equal to the amount of the dividend or distribution paid to the Common Stock stockholders for each one (1) share of Common Stock owned multiplied by six (6), which is the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible. For example, if the Company pays a cash dividend of $0.50 per share of Common Stock, then the Company shall simultaneously pay a cash dividend of $3.00 per share of Series A Preferred Stock to the owners of shares of Series A Preferred Stock which is arrived at by multiplying $0.50 by the number of shares of Common Stock, i.e., six (6) which is the number of shares of Common Stock into which each share of Preferred Stock is convertible.

B. For purposes of this Certificate of Designation, "Distribution" shall mean any transfer of cash or other property to the Common Stock shareholders without adequate consideration, excluding dividends.

3. Certain Taxes

The Company shall pay all taxes and other charges, if any, payable upon any issuance of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to Article "5" of this Certificate of Designation.

4. Rights upon Liquidation, Dissolution or Winding Up.

A. Upon any "Liquidating Transaction" (hereinafter defined), the Holders of the Series A Preferred Stock shall be entitled, before payment to holders of any other securities of the Company, to one million ($1,000,000) dollars.

B. Commencing twelve (12) months after the date of issuance of the Series A Preferred Stock, the Holders of the Series A Preferred Stock shall have the right to participate with the holders of the Common Stock on an "as converted to Common Stock" basis in the distribution of all the remaining proceeds available upon the completion of a Liquidating Transaction after the payment pursuant to Paragraph "A" of this Article "4" of this Certificate of Designation.

C. For purposes of this Certificate of Designation, a "Liquidating Transaction" of the Company shall mean (i) a voluntary or involuntary liquidation, dissolution or winding up of the Company, (ii) the sale, transfer, conveyance, other disposal, exclusive lease, exclusive license or other disposition of all or substantially all of the assets, property or business of the Company, (iii) the effectuation of a transaction or series of related transactions in which more than fifty (50%) percent of the voting power of the Company is disposed of (other than as a direct result of normal, uncoordinated trading activities in the Common Stock generally), (iv) a transaction or series of transactions in which any person or "group" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) acquires more than fifty (50%) of the voting equity of the Company of (v) a transaction or series of transactions that constitutes or results in a "going private transaction" (as defined in Rule 13(e)-3 promulgated pursuant to the Securities and Exchange Act of 1934 and the regulations of the Commission issued thereunder).

5. Conversion.

A. At any time during the period commencing twelve (12) months after the date of issuance of the Series A Preferred Stock and terminating on the date which is ten (10) years after the date of issuance of the Series A Preferred Stock, the Holders of Series A Preferred Stock shall have the right to convert each share of Series A Preferred Stock into six (6) shares of Common Stock.

B. Upon any conversion set forth in this Article "5" of this Certificate of Designation, any accrued but unpaid dividends on the Series A Preferred Stock at the time the Holders exercise their right to convert, shall be payable in additional shares of Common Stock and shall be reflected in the calculation of the number of shares of Common Stock issuable. The additional shares of Common Stock payable in lieu of the unpaid dividends shall be calculated by dividing the total amount of accrued unpaid dividends by the average market trading value of the Common Stock at closing on each of the preceding twenty (20) trading days prior to the Notice of Conversion (as defined in Paragraph "C" of this Article "5"). For example, assume the value of accrued unpaid dividends at the time the Holders exercise their right to convert is $100, and the average market price for the Common Stock is $2.50. The additional shares of Common Stock which are payable in lieu of the accrued unpaid dividends shall be forty (40) shares.

C. As a condition to conversion by any Holder of Series A Preferred Stock, he, she or it shall surrender the certificate or certificates representing the Series A Preferred Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Company or its transfer agent or deliver an affidavit in favor of the Company stating that such certificates have been lost, stolen or destroyed and containing an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection therewith and shall give written notice in the form which is attached to this Certificate of Designation as Exhibit "A" (the "Notice of Conversion") by mail, postage prepaid, to the Company at its primary office. The Notice of Conversion shall state therein the number of shares of Series A Preferred Stock being converted and the name or names in which the certificate or certificates for Common Stock are to be issued; provided, however, that, if the Holder of the Series A Preferred Stock surrendered for conversion requests the Company to issue a certificate for Common Stock to or for the benefit of any person, other than such Holder, the Company shall only be required to issue a certificate to or for the benefit of such other person if the Holder of the Series A Preferred Stock provides the Company with a written legal opinion satisfactory in form and substance to the Company to the effect that any sale or transfer of securities thereby may be effected without registration under the Securities Act or any applicable state securities or blue sky laws. The Notice of Conversion shall also state the date the conversion shall be effective (the "Conversion Date"), provided that such date is on or after the date of (i) the delivery of the Notice of Conversion and (ii) the surrender of the certificate or certificates representing the Series A Preferred Stock to be converted. If a Conversion Date is not specified in the Notice of Conversion or the stated conversion date is before the (i) date of delivery of the Notice of Conversion and (ii) surrender of the certificate or certificates representing the Series A Preferred Stock to be converted, the Conversion Date shall be deemed to be the date upon which the

Notice of Conversion and certificate or certificates are deemed delivered (as defined in Paragraph "C" of Article "10" of this Certificate of Designation).

D. If the number of shares of Series A Preferred Stock represented by the Preferred Stock certificate(s) submitted for conversion is greater than the number of shares of Series A Preferred Stock being converted, then the Company shall, as soon as practicable, issue and deliver to the Holder a new certificate representing the number of shares of Series A Preferred Stock not converted.

If any conversion with respect to the Series A Preferred Stock would otherwise result in a fractional share, such fractional share shall be rounded up to the nearest whole share if equal to or greater than one half (.5) share. Such fractional share shall be rounded down to the nearest whole share if less than one half (.5) share.

6. Performance of this Certificate of Designation

The Company shall not seek to avoid the observance or performance of any of the terms to be observed or performed by the Company pursuant to this Certificate of Designation, in any way, including but not limited to, by amendment of its Articles of Incorporation, by amendment of this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action. The Company will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the Holders of the Series A Preferred Stock against impairment, including but not limited to, the Conversion Rights of the Holders of the Series A Preferred Stock and the restrictions on the Company set forth in Paragraph "F" of Article "9" of this Certificate of Designation.

7. Assignment and Transfer

A Holder may transfer, directly or indirectly (including without limitation the transfer of control of the person holding such shares) some or all of the Series A Preferred Stock and the accompanying rights hereunder pursuant to this Certificate of Designation held by such Holder without the consent of the Company; provided, however that such assignment shall be in compliance with applicable securities laws.

8. Voting Rights.

Commencing twelve (12) months after the date of issuance of the Series A Preferred Stock, a holder of Series A Preferred Stock shall have the right to such number of votes on all matters upon which stockholders of the Company shall vote equal to the ratio of six (6) votes for each one share of Series A Preferred Stock at the time the vote is taken.

9. Anti-Dilution Protection

A. To ensure that the value of the Holders conversion rights are not impaired by action of the Company, the Holder of the Series A Preferred Stock shall have the protection of the provisions in this Article "9" of this Certificate of Designation designed to make appropriate adjustments to the conversion rights in the specified circumstances referred to in this Article "9" of this Certificate of Designation.

B. If the number of outstanding shares of Common Stock shall be changed as the result of any stock dividend, stock split, recapitalization or similar change in the capital structure of the Company without the receipt of consideration, the number and class of shares of Common Stock issuable upon conversion pursuant to this Certificate of Designation shall be adjusted to reflect such change.

C. Shares of Series A Preferred Stock shall not be diluted upon the occurrence of any event, including, but not limited to:

(i) a merger, reorganization or consolidation of the Company with or into another entity or entities, whether or not the Company is the surviving entity;

(ii) the issuance of any previously authorized or newly authorized shares of the capital stock of the Company;

(iii) a recapitalization of the outstanding shares of the capital stock of the Company, which has the effect of changing the percentage of shares of capital stock which are owned by Holders of shares of the Series A Preferred Stock in relation to the total number of outstanding shares of the capital stock of the Company;

(iv) the payment of any stock dividend or stock split;

(v) the distribution to all Holders of securities of evidences of indebtedness of the Company or of assets (excluding cash dividends paid from retained earnings); and

(vi) the issuance of any stock options, warrants or other rights to acquire shares of the capital stock of the Company.

D. In addition to any other rights of the Holders of the Series A Preferred Stock set forth in this Certificate of Designation, any reverse stock split shall not reduce the number of shares which the Series A Preferred Stock is convertible into regardless of the extent of the reverse stock split. For example, if there are 120,000,000 shares of the Company's Common Stock issued and outstanding and 10,000,000 shares of the Series A Preferred Stock issued and outstanding which are convertible into 60,000,000 shares of Common Stock and there is a 1:4 reverse split of the Common Stock, decreasing the number of shares of the Company's issued and outstanding Common Stock from 120,000,000 to 30,000,000 shares, the Series A Preferred Stock shall retain the right to convert to 60,000,000 shares of Common Stock so that after the conversion of the Series A Preferred Stock the Holders of the Series A Preferred Stock will own two thirds (60,000,000 out of a total of 90,000,000) of the issued and outstanding shares of

Common Stock in spite of the fact that, prior to the reverse split, the Holders of the Series A Preferred Stock would have owned one third (60,000,000 out of a total of 180,000,000) of the issued and outstanding shares.

E. Upon the occurrence of any of the events which are described in Paragraph "C" of this Article "9" of this Certificate of Designation or any other event which might result in a reduction in the number of shares issuable upon conversion of capital stock of the Company which is then owned (any of such events is hereinafter referred to as a "Dilution Event"), then, in any such event, the Company shall immediately take whatever measures are necessary to insure that the number of shares issuable upon conversion of shares of Series A Preferred Stock shall not be affected and that such number of shares issuable upon conversion of shares of Series A Preferred Stock is not reduced below the number of shares issuable upon conversion which the Holders would own had no Dilution Event occurred. Any adjustment which is required by this Article "9" of this Certificate of Designation shall be deemed effective retroactive to the date of the Dilution Event. These adjustments shall be made successively if more than one Dilution Event occurs. The provisions of this Article "9" of this Certificate of Designation shall be applicable to any Dilution Event which occurs commencing upon the filing date of this Certificate of Designation.

F. The Company has agreed that it will not issue any preferred stock which has any rights superior to the rights of the Series A Preferred Stock. The following shall require the approval of the owners of eighty (80%) percent of the Series A Preferred Stock: (i) authorization or issuance of any shares of the Series A Preferred Stock other than the ten million (10,000,000) shares of Series A Preferred Stock created by this Certificate of Designation; and (ii) the authorization, creation or issuance of any other series of Preferred Stock.

10. Miscellaneous.

A. Headings. The headings contained in this Certificate of Designation are for reference purposes only and shall not affect in any way the meaning or interpretation of this Certificate of Designation.

B. Enforceability. If any provision which is contained in this Certificate of Designation, should, for any reason, be held to be invalid or unenforceable in any respect under the laws of any State of the United States, such invalidity or unenforceability shall not affect any other provision of this Certificate of Designation and this Certificate of Designation shall be construed as if such invalid or unenforceable provision had not been contained in this Certificate of Designation.

C. Notices. Any notice or other communication required or permitted pursuant to this Certificate of Designation must be in writing and sent by either (i) mail by (a) certified mail, postage prepaid, return receipt requested and (b) first class mail, (ii) overnight delivery with confirmation of delivery or (iii) electronic mail ("E-mail") or facsimile transmission with an original mailed by first class mail, postage prepaid, addressed as follows:

If to the Company: Worldwide Innovative Products, Inc.
8 Londonderry Street
Smithville, NJ 08205
Attn: Robert Rongo, President
Facsimile No.: (609) 568-5531
E-Mail address: rrongo@mediadirectinc.com

with a copy to: Mintz & Fraade, P.C.
488 Madison Avenue, Suite 1100
New York, NY 10022
Attention: Frederick M. Mintz, Esq.
Facsimile No.: (212) 486-0701
E-mail address: FMM@mintzfraade.com

or in each case to such other address, E-mail address and facsimile number as shall have last been furnished by like notice. If all of the methods of notice set forth in this Paragraph "C" of this Article "10" of this Certificate of Designation are impossible for any reason, notice shall be in writing and personally delivered to the aforesaid addresses. Each notice or communication shall be deemed to have been given as of the following applicable dates:

(i) If sent by mail, five (5) days after the later of sending by (a) certified mail, postage prepaid, return receipt requested or (b) first class mail.

(ii) If sent by overnight delivery, as of the date of delivery with confirmation of delivery.

(iii) If sent by E-mail or facsimile, either: (a) as of the date so sent if a copy thereof is also mailed by first class mail on the date sent by E-mail or facsimile or (b) if a copy thereof is not mailed by first class mail on the date sent by E-mail or facsimile, then five (5) days after sending by first class mail.

D. Governing Law; Disputes In view of the fact that: (i) the Company was formed pursuant to the laws of the State of Delaware; (ii) it is contemplated that the Holders of the Series A Anti-Dilutive Preferred Stock could be any persons or corporations located or formed in any State, including Delaware; (iii) the principal office of the Company is presently located in New York; and (iv) the Company contemplates doing business in various states, in order to avoid the question of which state law shall be applicable, the Company and the Holders of the Series A Anti-Dilutive Preferred Stock agree that:

This Certificate of Designation shall in all respects be construed and interpreted pursuant to the internal laws of the State of Delaware without giving effect to the principles of conflicts of laws.

Except as specifically provided for in the immediately preceding paragraph, this Certificate of Designation shall be deemed to be entered into in the State of New York, made pursuant to the laws of the State of New York and enforced by the courts of the State of New York. The Holders of the Series A Anti-Dilutive Preferred Stock and the Company hereby consent and submit to the exclusive jurisdiction of the courts of the State of New York in any action or proceeding and submit to personal jurisdiction over each of them by such courts. The Holders of the Series A Anti-Dilutive Preferred Stock and the Company hereby waive trial by jury and personal service of any and all process and specifically consent that in any such action or proceeding, any service of process may be effectuated upon any of them by certified mail, return receipt requested, in accordance with Paragraph "C" of this Article "10" of this Certificate of Designation. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

E. Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Certificate of Designation shall be deemed to have been made unless expressly in writing and signed by the Company; and (i) the failure of the Company to insist in any one or more instances upon the performance of any of the provisions, covenants or conditions of this Certificate of Designation or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants or conditions, (ii) the acceptance of performance of anything required by this Certificate of Designation to be performed with knowledge of the breach or failure of a covenant, condition or provision hereof shall not be deemed a waiver of such breach or failure and (iii) no waiver by the Company of one breach shall be construed as a waiver of any other or subsequent breach

F. Facsimile and E-mail Signatures. Any signature which is delivered via facsimile or via E-mail in portable document format (".pdf") shall be deemed to be an original and have the same force and effect as if such facsimile or .pdf signature were the original thereof.

G. Modifications. This Certificate of Designation may not be changed, modified, extended, terminated or discharged orally, except if changed by a duly authorized action.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed in its name and on its behalf this 12th day of November, 2013.

Worldwide Innovative Products, Inc.

By: 

EXHIBIT A

WORLDWIDE INNOVATIVE PRODUCTS, INC. NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert the Series A Preferred Stock)

The undersigned hereby irrevocably elects to convert ___________ (__) shares of Series A Anti-Dilutive Preferred Stock (the "Conversion"), represented by stock certificate No(s). __________ (the "Preferred Stock Certificates"), into shares of common stock ("Common Stock") of Worldwide Innovative Products, Inc. (the "Company") according to the conditions of the Certificate of Designation of Series A Anti-Dilutive Preferred Stock of Worldwide Innovative Products, Inc. (the "Certificate of Designation"), as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the holder for any conversion, except for transfer taxes, if any. A copy of each Preferred Stock Certificate is attached hereto (or evidence of loss, theft or destruction thereof).

The Company shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee (which is ________________) with DTC, if eligible, through its Deposit Withdrawal Agent Commission System ("DTC Transfer").

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Series A Anti-Dilutive Preferred Stock shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Act"), or pursuant to an exemption from registration under the Act.

¨ In lieu of receiving the shares of Common Stock issuable pursuant to this Notice of Conversion by way of DTC Transfer, the undersigned hereby requests that the Company issue and deliver to the undersigned physical certificates representing such shares of Common Stock.

Date of Conversion: ______________________

Number of Preferred Shares to be converted: ____________________

Number of Shares of Common Stock to be issued: ________________

Signature: ______________________________

Name: _________________________________

Address: ______________________________________

____

DISTRIBUTION AGREEMENT

AGREEMENT dated as of the 12th day of November, 2013 (this "Agreement"), by and among Worldwide Innovative Products, Inc., a Delaware corporation (the "Manufacturer") with an address at 8 Londonderry Street, Smithville, NJ 08205, Advanced Patent Technologies, Inc., a New York corporation ("APT") with an address at 445 Central Avenue, Suite 366, Cedarhurst, NY 11516 and Highland Global Partners, Inc., a New York Corporation ("Highland") with an address at 445 Central Avenue, Suite 366, Cedarhurst, NY 11516 (APT and Highland shall jointly be referred to as the "Distributors").

WHEREAS, the Manufacturer has developed the Products (as hereinafter defined in Paragraph "C" of Article "2" of this Agreement); and

WHEREAS, the Manufacturer is the owner of the Intellectual Property (as hereinafter defined in Paragraph "B" of Article "2" of this Agreement); and

WHEREAS, the Distributors are desirous of obtaining exclusive rights to distribute the Products (as hereinafter defined in Paragraph "C" of Article "2" of this Agreement) in the Territory (as hereinafter defined in Paragraph "F" of Article "2" of this Agreement) and non-exclusive rights to distribute the Products worldwide on the Internet; and

WHEREAS, the Manufacturer is willing to grant to the Distributors the exclusive rights to distribute the Products (as hereinafter defined in Paragraph "C" of Article "2" of this Agreement) in the Territory (as hereinafter defined in Paragraph "F" of Article "2" of this Agreement) and non-exclusive rights to distribute the Products worldwide on the Internet upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, in consideration of the representations, warranties, and covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged;

IT IS AGREED:

1. Recitals. The parties hereto adopt as part of this Agreement each of the recitals contained above in the WHEREAS clauses, and agree that such recitals shall be binding upon the parties hereto by way of contract and not merely by way of recital or inducement. Such WHEREAS clauses are hereby confirmed and ratified as being true and accurate by each party to this Agreement.

2. Certain Definitions. The following terms as used in this Agreement shall, unless specifically indicated otherwise in this Agreement, have the following meanings:

A. "Effective Date" shall be the first date upon which all of the following have occurred: (i) the Manufacturer has raised one million seven hundred fifty thousand ($1,750,000) dollars from an offering statement pursuant to Regulation A of the Securities Act of 1933, pursuant to the Agreement dated as of the 17th day of April 2013 by and among the Manufacturer and the Distributors (the "Definitive Agreement"), (ii) the monies held in escrow pursuant to Paragraph "C" of Article "6" of the Definitive Agreement have been released and (iii) APT and Highland shall each have paid one hundred twenty-five thousand ($125,000) dollars to the Company pursuant to Paragraph "B" of Article "4" of the Definitive Agreement.

B. "Intellectual Property" shall mean all information with respect to the Products which shall be assigned by the Manufacturer to the Distributors with respect to the Distribution Rights. "Intellectual Property" shall include, but shall not be limited to, all of the following: (i) any Trademark which is registered in the United States Patent and Trademark Office, (ii) service marks, (iii) trade names, (iv) trade dress (x) Patents (xi) applications, registrations and renewals in connection with any of the foregoing, (xii) database rights, (xiii) rights of publicity, privacy and/or rights to enforce defamation claims, (xiv) rights under unfair competition and unfair trade practices laws, (xv) other intellectual and industrial property rights related thereto, and (xvi) all trade secrets, or other proprietary rights, currently owned by the Manufacturer for use by the Distributors within the Territory.

C. "Products" shall mean the Manufacturer's products which are described on Exhibit "A", which is annexed hereto and made a part hereof.

D. "Subdistributor" shall mean any entity, which markets and distributes the Products on behalf of the Distributor, pursuant to the terms of this Agreement.

E. "Term" shall mean the duration of this Agreement which is perpetual.

F. "Territory" shall mean the following countries: Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

G. "Third Parties" shall be deemed to include any person or entity engaged in business or negotiations with respect to existing and prospective business with the Manufacturer, or any person or entity involved in or potentially involved in the Manufacturer's existing or prospective business activity.

H. The "Third Year" shall mean the period commencing upon the first day of the calendar month after the last day of the twenty-fourth (24th) month after the Effective Date and terminating upon the last day of the thirty-sixth (36th) month after the Effective Date.

3. <u>Distribution Rights.</u>

A. The Manufacturer hereby grants to the Distributors during the Term the exclusive right to distribute the Products within the Territory and the non-exclusive right to distribute the

Products worldwide on the Internet utilizing the Distributors' proprietary software (the distribution rights set forth in this Paragraph "A" of this Article "3" of this Agreement are referred to herein as the "Distribution Rights").

B. The Manufacturer hereby grants to the Distributor within, and only within, the Territory and on the Internet a license, during the Term, to use, in connection with the marketing and distribution of the Products, the Intellectual Property, the right to make appropriate reference to the Intellectual Property on, or in connection with, the Products and any print advertisements, pamphlets, brochures, displays, letterhead or other sales, marketing and distribution materials used in connection with the marketing, sale and use of the Products in the Territory. Notwithstanding the fact that information with respect to the formulas or ingredients of the Products is deemed to be Intellectual Property, such information shall not be assigned by the Manufacturer to the Distributors with respect to the Distribution Rights except with respect to such information as may be necessary to market and sell the Products.

C. The Distributors shall have the right to retain and utilize Subdistributors.

D. With the exception of the distribution rights to distribute the Products worldwide on the Internet, the Distributors shall not sell, directly or indirectly, the Products outside the Territory. If the Distributors receives any verbal or written communications which relate to and the sale of the Products outside of the Territory but not on the Internet, the Distributors shall immediately notify the Manufacturer pursuant to Paragraph "C" of Article "16" of this Agreement and, if such communications are written, forward copies of such communications to the Manufacturer.

E. The Manufacture shall not sell, directly or indirectly, the Products within the Territory. If the Manufacturer receives any verbal or written communications which relate to the sale of the Product within the Territory, the Manufacturer shall immediately notify the Distributors pursuant to Paragraph "C" of Article "16" of this Agreement and, if such communications are written, forward copies of such communications to the Distributors.

F. The Manufacturer and the Distributors shall each implement and utilize a system which will allow each of them to identify which Internet sales have resulted from marketing by the Distributors.

4. <u>Payments For The License/Products</u>

A. The Manufacturer shall pay (the "Commission") to the Distributors with respect to all sales made by the Distributors of the Products (the "Sold Products") an amount equal to twenty-five (25%) percent of (i) the total sales price of the Sold Products plus (ii) the shipping and handling costs received by the Manufacturer from customers with respect to the Sold Products reduced by the actual shipping and handling costs incurred by the Manufacturer with respect to the Sold Products.

B. All Commissions earned by the Distributors during any calendar month shall be paid by the Manufacturer on the fifteenth (15th) day of the following month.

5. Shipment and Receipt of Products

A. Within a reasonable period of time after the Distributors place an order in a manner to be agreed upon among the Manufacturer and the Distributors, the Manufacturer shall deliver the Products which have been ordered by the Distributors to the destination indicated by the Distributors (the "Destination") using the carrier selected by the Manufacturer. Periodically but not less frequently than monthly, the Manufacturer shall inform the Distributors of Product inventories and the Distributors shall inform the Manufacturer of its anticipated sales. The Distributors acknowledge and agree that the Manufacturer will require a greater timeframe to fulfill unusually large orders.

B. The Products delivered by the Manufacturer pursuant to this Agreement shall be suitably packed for surface or air shipment, as the case may be. The Manufacturer shall designate the carrier for shipment (the "Carrier"). The Manufacturer shall bear all risk of loss until such time as delivery is made by the Carrier to the Destination.

C. The Manufacturer shall be responsible for all documentation required by customs officials in the United States of America and/or the equivalent in any relevant foreign jurisdiction.

6. Taxes. The Distributors agree that they shall be responsible for the payment of any and all taxes, excises, assessments, levies, imports, duties, costs, charges and penalties (except for taxes imposed upon the Manufacturer) which are imposed in connection with this Distribution Agreement.

7. Advertising. Any advertisement utilized by the Distributors with respect to marketing of the products must be approved by the Manufacturer in writing; provided, however, such approval shall not be unreasonably withheld or delayed.

8. The Manufacturer's Representations, Warranties and Covenants. The Manufacturer represents, warrants, and covenants to the Distributors that:

A. Status. The Manufacturer is a corporation duly organized, validly existing and in good standing pursuant to the laws of the State of Delaware, with all requisite power and authority to carry on its business as presently conducted in all jurisdictions where presently conducted, to enter into this Agreement and to consummate the transactions set forth in this Agreement.

B. Authority. The Manufacturer has the full right, power and legal capacity to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of the Manufacturer, enforceable in accordance with its terms and conditions. The execution and delivery of this Agreement by the Manufacturer and the consummation by the Manufacturer of the transactions contemplated hereby have been duly approved and authorized by the Manufacturer, and no further authorization shall be necessary on the part of the Manufacturer for the performance and consummation by the Manufacturer of the transactions contemplated hereby. The execution, delivery and performance of this Agreement in accordance with its terms does not and shall not require approval, consent or authorization of any third party, including any governmental agency or authority or any political subdivision thereof.

C. Compliance with the Law and Other Instruments. The performance of this Agreement shall not result in any breach of, or constitute a default under, or result in the imposition of any lien or encumbrance upon any property of the Manufacturer or cause an acceleration under any arrangement, agreement or other instrument to which the Manufacturer is a party or by which any of the Manufacturer's assets are bound. The Manufacturer has performed all of its obligations which are required to be performed by it pursuant to the terms of any such agreement, contract, or commitment.

D. Survival. The covenants, representations and warranties made by the Manufacturer in or in connection with this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions described herein, it being agreed and understood that each of such covenants, representations and warranties is of the essence to this Agreement and the same shall be binding upon the Manufacturer, and inure to the Distributors and their successors and assigns.

E. No Reliance. The Manufacturer acknowledges that no statements, representations or warranties, have been made or furnished by either APT or Highland or by any person acting on behalf of either APT or Highland with respect to this Agreement or any other aspects or consequences of this Agreement. The Manufacturer further acknowledges that its decision to enter into this Agreement was based entirely upon its own determination, and not upon any representations made to it by either APT or Highland with respect to the transactions which are the subject of this Agreement.

F. Complete Disclosure. The Manufacturer has no knowledge that any covenant, representation or warranty of the Manufacturer which is contained in this Agreement or in a writing furnished or to be furnished pursuant to this Agreement contains or shall contain any untrue statement of a material fact, omits or shall omit to state any material fact which is required to make the statements contained herein or therein, not misleading.

G. No Defense. It shall not be a defense to a suit for damages for any misrepresentation or breach of a covenant, representation or warranty that either APT or Highland knew or had reason to know that any covenant, representation or warranty in this Agreement contained untrue statements.

H. Absence of Conflicts. The execution and delivery of this Agreement, the transfer of shares of the Manufacturer's Common Stock and the consummation by the Manufacturer of the transactions set forth in this Agreement: (i) do not and shall not conflict with or result in a breach of any provision of the Manufacturer's Certificate of Incorporation or Bylaws, (ii) do not and shall not result in any breach of, or constitute a default or cause an acceleration under any arrangement, agreement or other instrument to which the Manufacturer is a party to or by which any of its assets are bound, (iii) do not and shall not cause the Manufacturer to violate or contravene any provision of law or any governmental rule or regulation, and (iv) will not and shall not result in the imposition of any lien, or encumbrance upon, any property of the Manufacturer. The Manufacturer has performed in all material respects all of its obligations which are, as of the date of this Agreement, required to be performed, pursuant to the terms of any such agreement, contract or commitment.

I. No Approvals. No approval of any third party including, but not limited to, any governmental authority is required in connection with the consummation of the transactions set forth in this Agreement.

J. Securities Laws. Neither the Manufacturer nor any director or executive officer of the Manufacturer, is or has been the subject of any action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and there is not, pending or contemplated, any investigation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), or other regulatory authority with respect to the Manufacturer or any current or former director or executive officer of the Manufacturer.

K. Notification. If any event occurs or any event known to the Manufacturer relating to or affecting either shall occur as a result of which (i) any provision of this Article "8" of this Agreement at that time shall include an untrue statement of a fact, or (ii) this Article "8" of this Agreement shall omit to state any fact necessary to make the statements herein, in light of the circumstances under which they were made, not misleading, the Manufacturer shall immediately notify the Distributors pursuant to Paragraph "C" of Article "16" of this Agreement.

9. The Distributor's Representations, Warranties and Covenants. Each of the Distributors represents, warrants and covenants to the Manufacturer as follows:

A. Each of the Distributors is a corporation duly organized, validly existing and in good standing pursuant to the laws of the State of New York, with all requisite power and authority to carry on its business as presently conducted in all jurisdictions where presently conducted, to enter into this Agreement and to consummate the transactions set forth in this Agreement.

B. Authority. Each of the Distributors has the full right, power and legal capacity to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of each of the Distributors, enforceable in accordance with its terms and conditions. The execution and delivery of this

Agreement by each of the Distributors and the consummation by them of the transactions contemplated herein have been duly approved and authorized by each of the Distributors, and no further authorization shall be necessary on the part of each of the Distributors for the performance and consummation by each of the Distributors of the transactions contemplated hereby. The execution, delivery and performance of this Agreement in accordance with its terms does not and shall not require approval, consent or authorization of any third party, including any governmental agency or authority or any political subdivision thereof.

C. Compliance with the Law and Other Instruments. The performance of this Agreement shall not result in any breach of, or constitute a default under, or result in the imposition of any lien or encumbrance upon any property of the Distributors or cause an acceleration under any arrangement, agreement or other instrument to which the Distributors are parties or by which any of their assets are bound. Each of the Distributors has performed all of its obligations which are required to be performed by them pursuant to the terms of any such agreement, contract, or commitment.

D. Survival. The covenants, representations and warranties made by each of the Distributors in or in connection with this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions described herein, it being agreed and understood that each of such covenants, representations and warranties is of the essence to this Agreement and the same shall be binding upon each of the Distributors and inure to the Company and their successors and assigns.

E. No Reliance. Each of the Distributors acknowledges that no statements, representations or warranties, have been made or furnished by the Company or by any person acting on behalf of the Company with respect to this Agreement or any other aspects or consequences of this Agreement. Each of the Distributors further acknowledges that its decision to enter into this Agreement was based entirely upon its own determination, and not upon any representations made to each of the Distributors by the Company with respect to the transactions which are the subject of this Agreement.

F. Complete Disclosure. Each of the Distributors has no knowledge that any covenant, representation or warranty of the Distributors which is contained in this Agreement or in a writing furnished or to be furnished pursuant to this Agreement contains or shall contain any untrue statement of a material fact, omits or shall omit to state any material fact which is required to make the statements which are contained herein or therein, not misleading.

G. No Defense. It shall not be a defense to a suit for damages for any misrepresentation, or breach of, a covenant, representation or warranty that the Company knew or had reason to know that any covenant, representation or warranty in this Agreement contained untrue statements.

H. Absence of Conflicts. The execution and delivery of this Agreement, the transfer of shares of the Company's Common Stock and the consummation by the Distributors of the transactions set forth in this Agreement: (i) do not and shall not conflict with or result in a breach of any provision of either APT or Highland's Certificate of Incorporation or Bylaws, (ii) do not and shall not result in any breach of, or constitute a default or cause an acceleration under any arrangement, agreement or other instrument to which APT or Highland is a party to or by which any of their assets are bound, (iii) do not and shall not cause either APT or Highland to violate or contravene any provision of law or any governmental rule or regulation, and (iv) will not and shall not result in the imposition of any lien, or encumbrance upon, any property of either APT or Highland. Each of the Distributors has performed in all material respects all of its obligations which are, as of the date of this Agreement, required to be performed, pursuant to the terms of any such agreement, contract or commitment.

I. No Approvals. No approval of any third party including, but not limited to, any governmental authority is required in connection with the consummation of the transactions set forth in this Agreement.

J. Securities Laws. None of APT, Highland or any director or executive officer of either APT or Highland, is or has been the subject of any action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and there is not, pending or contemplated, any investigation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), or other regulatory authority with respect to either APT or Highland or any current or former director or executive officer of either APT or Highland.

K. Notification. If any event occurs or any event known to either APT or Highland relating to or affecting either shall occur as a result of which (i) any provision of this Article "9" of this Agreement at that time shall include an untrue statement of a fact, or (ii) this Article "9" of this Agreement shall omit to state any fact necessary to make the statements herein, in light of the circumstances under which they were made, not misleading, either APT or Highland, as the case may be, shall immediately notify the Company pursuant to Paragraph "C" of Article "16" of this Agreement.

10. Warranties.

A. The Manufacturer hereby warrants to the Distributors that the Products delivered pursuant to this Agreement shall be free from defects in material, process of manufacture, and workmanship, and that the Products conform to the Distributors' quality standard. The Manufacturer also warrants that the Products delivered pursuant to this Agreement are wholly new.

B. The Manufacturer further warrants that the Products shall comply with all statutory requirements and regulations of the Territory as supplied by the Distributors relating to:

i. environmental regulations;

ii. the safety, manufacture, and transportation of the Products; and

iii. the nature, substance and quality of the Products.

C. Remedies. If Manufacturer fails to comply with the warranties described herein, whether or not apparent upon inspection, described in Paragraph "A" of this Article "10" of this Agreement, the Manufacturer shall promptly and at its sole expense, replace the defective Products.

11. Force Majeure. The Manufacturer shall not be responsible for failure or delay in performing any of its obligations pursuant to this Agreement due to causes beyond its control, including, but not limited to, fire, storm, flood, earthquake, explosion, accident, acts of a public enemy, war (whether or not declared), rebellion, insurrection, sabotage, acts of terrorism, epidemic, quarantine restrictions, labor disputes or controversies, labor shortages, transportation embargoes or failures or delays in transportation, fuel or energy shortages, power interruptions or failures, acts of God, acts, rules, regulations, orders or directives of any government or any political subdivision, agency or instrumentality thereof, or the order of any court or regulatory or arbitral body of competent jurisdiction.

12. Ownership of Intellectual Property. All Intellectual Property owned by the Manufacturer with respect to the Products shall be assigned to the Distributors for exclusive use within the Territory and non-exclusive use on the Internet.

13. Inventions or Improvements

A. If the Manufacturer makes any improvements in the technology of the Products, or becomes the owner of any such improvements either through Intellectual Property or otherwise (the "Product Improvements"), then the Manufacturer shall make such improvements available to the Distributors (without cost to the Distributors) and shall give the Distributors information of the details with respect to utilizing such improvements.

B. If the Distributors make any Product Improvements, then the Distributors shall make such improvements available to the Manufacturer (without cost to the Manufacturer) and shall give the Manufacturer information of the details with respect to utilizing such improvements.

14. Nondisclosure of Confidential Information

A. As used in this Agreement, "Confidential Information" shall mean oral or written information which is directly or indirectly presented to the Distributors or the Manufacturer (the "Parties"), their past, present or future subsidiaries, parents, officers, consultants, directors, stockholders, affiliates, attorneys, employees, agents and their respective Immediate Families (as defined below; all of the foregoing are hereinafter collectively referred to as "Agents") by the Parties, including, but not limited to, information which is developed, conceived or created by either of the Parties, or disclosed to either of the Parties or their Agents or known by or conceived or created by either of the Parties or their Agents during the Term or after the termination of this Agreement if disclosed to either of the Parties or their Agents or known by or conceived or created by either of the Parties or their Agents as a result of this Agreement, with respect to either of the Parties, their business or any of their products, processes, and other services relating thereto relating to the past or present business or any plans with respect to future business of either of the Parties, or relating to the past or present business of a third party or plans with respect to future business of a third party which are disclosed to the either of the Parties. Confidential Information includes, but is not limited to, all documentation, hardware and software relating thereto, and information and data in written, graphic and/or machine readable form, products, processes and services, whether or not patentable, trademarkable or copyrightable or otherwise protectable, including, but not limited to, information with respect to discoveries; know-how; ideas; computer programs, source codes and object codes; designs; algorithms; processes and structures; product information; marketing information; price lists; cost information; product contents and formulae; manufacturing and production techniques and methods; research and development information; lists of clients and vendors and other information relating thereto; financial data and information; business plans and processes; documentation with, by virtue of its or their position or the circumstances in which either of the Parties or their Agents learned such other information, is to be kept confidential including, but not limited to, any information acquired by either of the Parties or their Agents from any sources prior to the commencement of this Agreement. Confidential Information also includes similar information obtained by either of the Parties in confidence from its vendors, licensors, licensees, customers and/or clients. Confidential Information may or may not be labeled as confidential.

B. Immediate Family" shall include the following: (A) any spouse, parent, spouse of a parent, mother-in-law, father-in-law, brother-in-law, sister-in-law, child, spouse of a child, adopted child, spouse of an adopted child, sibling, spouse of a sibling, grandparent, spouse of a grandparent, and any issue or spouse of any of the foregoing, and (B) such child or issue of such child which is born and/or adopted during or after the term of this Agreement and the issue (whether by blood or adoption) of such person; provided, however, that it shall not include any person who was legally adopted after attaining the age of eighteen (18) by any of the persons specified in this Paragraph "A" of this Article "14" of this Agreement or any spouse or issue (whether by blood or adoption) of any such person. A parent of a specified person shall include an affiliate.

C. Except as required in the performance of the Parties' or their Agents' obligations pursuant to this Agreement, none of the Parties nor their Agents shall, during or after the Term, directly or indirectly, use any Confidential Information or disseminate or disclose any Confidential Information to any person, firm, corporation, association or other entity. The Parties' or their Agents shall take reasonable measures to protect Confidential Information from any accidental, unauthorized or premature use, disclosure or destruction. Information shall not be considered Confidential Information if it: (i) is at the time of disclosure or thereafter a part of the public domain without breach of this Agreement by either of the Parties or their Agents; provided, however, that the act of copyrighting shall not cause or be construed as causing the copyrighted materials to be in the public domain, (ii) is disclosed as reasonably required in a proceeding to enforce the Parties' rights under this Agreement or (iii) is disclosed as required by court order or applicable law; provided, however, that if either the Distributor or its Agents is legally requested or required by court order or applicable law, including, but not limited to, by oral question, interrogatories, request for information or documents, subpoenas, civil investigative demand or similar process to disclose any Confidential Information, the Parties or their Agents, as the case may be, shall promptly notify the other of such request or requirement so that either of the Parties may seek an appropriate protective order; provided further, however; that if such protective order is not obtained, the Parties and their Agents agree to furnish only that portion of the Confidential Information which they are advised by their respective counsels is legally required.

D. The Distributors agree that they shall not directly or indirectly circumvent, avoid, disavow, obviate or bypass the Manufacturer by pursuing and/or entering into a transaction with any Third Party or directly or indirectly contacting any Third Party with respect to the business in which the Manufacturer is presently engaged. The Distributors further agree that, for a period of six (6) months after a Third Party has been introduced to them, they shall not enter into any transaction or engage in any business activity involving such Third Party or any person or entity who or which was introduced or made known by or through such Third Party with respect to the business in which the Manufacturer is presently engaged, without the prior written consent of the Manufacturer.

15. Indemnification

A. Indemnification by the Distributors. In order to induce the Manufacturer to enter into and perform this Agreement, the Distributors do hereby indemnify, protect, defend and save and hold harmless the Manufacturer and each of its shareholders, affiliates, officers, directors, control persons, employees, attorneys, agents, partners and trustees and personal representatives of any of the foregoing ("Indemnified Parties"), from and against any loss resulting to any of them from any material loss, liability, cost, damage, or expense which the Indemnified Parties may suffer, sustain or incur arising out of or due to a breach by the Distributors of the representations, warranties and covenants set forth in Article "9" of this Agreement or in any documents delivered pursuant hereto, or of a breach by the Distributors of any of their obligations pursuant to this Agreement or in any documents delivered pursuant hereto.

The Distributors shall further indemnify, protect, defend and save and hold harmless the Manufacturer and each of its shareholders, affiliates, officers, directors, control persons, employees, attorneys, agents, partners and trustees and personal representatives of any of the foregoing ("Indemnified Parties"), from and against any loss resulting to any of them from any material loss, liability, cost, damage or expense which the Indemnified Parties may suffer, sustain or incur arising out of or due to any individual and collective action of any consumer and user of the Machine and its products who purchases the Products from the Distributors or a Subdistributor unless any such loss resulting to any of them from any material loss, liability, cost, damage or expense is caused by a defect in the Product.

B. Indemnification by the Manufacturer. In order to induce the Distributors to enter into and perform this Agreement, the Manufacturer does hereby indemnify, protect, defend and save and hold harmless the Distributors and each of their shareholders, affiliates, officers, managers, control persons, employees, attorneys, agents, partners and trustees and personal representatives of any of the foregoing ("Indemnified Parties"), from and against any loss resulting to any of them from any material loss, liability, cost, damage, or expense which the Indemnified Parties may suffer, sustain or incur arising out of or due to a breach by the Manufacturer of the representations, warranties and covenants set forth in Article "8" of this Agreement or in any documents delivered pursuant hereto, or of a breach by the Manufacturer of any of its obligations pursuant to this Agreement or in any documents delivered pursuant hereto.

C. Reasonable Costs, Etc. The indemnification, which is set forth in this Article "15" of this Agreement shall be deemed to include only the specific liabilities or obligation with respect to which such indemnity is provided, but also all counsel fees, costs, expenses and expenses of settlement relating thereto, whether or not any such liability or obligation shall have been reduced to judgment.

D. Third Party Claims. If any demand, claim, action or cause of action, suit, proceeding or investigation (collectively, the "Claim") is brought against an Indemnified Party for which the Indemnified Party intends to seek indemnity from the other party hereto (the "Indemnifying Party"), then the Indemnified Party within sixty (60) days after such Indemnified Party's receipt of the Claim, shall notify the Indemnifying Party pursuant to Paragraph "C" of Article "16" of this Agreement which notice shall contain a reasonably thorough description of the nature and amount of the Claim (the "Claim Notice"). The Indemnifying Party shall have the option to undertake, conduct and control the defense of such claim or demand. Such option to undertake, conduct and control the defense of such claim or demand shall be exercised by notifying the Indemnified Party within sixty (60) days after receipt of the Claim Notice pursuant to Paragraph "C" of Article "16" of this Agreement (such notice to control the defense is hereinafter referred to as the "Defense Notice"). The failure of the Indemnified Party to notify the Indemnifying Party of the Claim shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have pursuant to this Article "15" of this Agreement except to the extent that such failure to notify the Indemnifying Party prejudices the Indemnifying Party. The Indemnified Party shall use all reasonable efforts to assist the Indemnifying Party in the vigorous defense of the Claim. Reasonable costs and expenses incurred by the Indemnified Party in defending the Claim shall be paid by the Indemnifying Party. If, however, the Indemnified Party desires to participate in any such defense or settlement, it may do so at its sole cost and expense (it being understood that the Indemnifying Party shall be entitled to control the defense). The Indemnified Party shall not settle the Claim. If the Indemnifying Party does not elect to control the defense of the Claim, within the aforesaid ten (60) day period by proper notice pursuant to Paragraph "C" of Article "16" of this Agreement, then the Indemnified Party shall be entitled to undertake, conduct and control the defense of the Claim (a failure by the Indemnifying Party to send the Defense Notice to the Indemnified Party within the aforesaid ten (10) day period by proper notice pursuant to Paragraph "C" of Article "16" of this Agreement shall be deemed to be an election by the Indemnifying Party not to control the defense of the Claim); provided, however, that the Indemnifying Party shall be entitled, if it so desires, to participate therein (it being understood that in such circumstances, the Indemnified Party shall be entitled to control the defense). Regardless of which party has undertaken to defend any claim, the Indemnifying Party may, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any such claim or demand; provided however, that if any settlement would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of the Indemnified Party, the consent of the Indemnified Party shall be a condition to any such settlement. Notwithstanding the foregoing provisions of this Article "15" of this Agreement, as a condition to the Indemnifying Party either having the right to defend the Claim, or having control over settlement as indicated in this Article "15" of this Agreement, the Indemnifying Party shall execute an agreement, in the form annexed hereto and made a part hereof as Exhibit "A", acknowledging its liability for indemnification pursuant to this Article "15" of this Agreement. Whether the Indemnifying Party shall control and assume the defense of the Claim or only participate in the defense or settlement of the Claim, the Indemnified Party shall give the Indemnifying Party and its counsel access, during normal business hours, to all relevant business records and other documents, and shall permit them to consult with its employees and counsel.

E. Equitable Relief. If the either of the Parties breach this Agreement, the Parties shall have the right, at their election, to obtain equitable relief including, but not limited to, an order for specific performance of this Agreement or an injunction, without the need to: (i) post a bond or other security, (ii) to prove any actual damage or (iii) to prove that money damages would not provide an adequate remedy. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies which either of the Parties may have for damages or otherwise.

16. Miscellaneous

A. Headings. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

B. Enforceability. If any provision which is contained in this Agreement should, for any reason, be held to be invalid or unenforceable in any respect under the laws of any jurisdiction, such invalidity or unenforceability shall not affect any other provision of this Agreement and this Agreement shall be construed as if such invalid or unenforceable provision had not been contained herein.

C. Notices. Any notice or other communication required or permitted hereunder must be in writing and sent by either (i) mail by (a) certified mail, postage prepaid, return receipt requested and (b) first class mail, (ii) overnight delivery with confirmation of delivery or (iii) electronic mail ("E-mail") or facsimile transmission with an original mailed by first class mail, postage prepaid, addressed as follows:

To the Manufacturer:

Worldwide Innovative Products, Inc.
8 Londonderry Street
Smithville, NJ 08205
Attn: Robert Rongo, President
Fax No.: (609) 568-5531
E-Mail: rrongo@mediadirectinc.com

With a copy to:

Eaton & Van Winkle LLP
3 Park Avenue, 16th Floor
New York, NY 10016
Attn: Robert N. Swetnick, Esq.
Fax No.: (212) 779-9928
E-Mail: rswetnick@evw.com

To the Distributors:

Advanced Patent Technologies, Inc.
445 Central Avenue Suite 366
Cedarhurst, New York 11516
Attn: David Pomerantz
Fax No.: (516) 620-0605
E-mail address: pomerantz@allbytel.com

Highland Global Partners, Inc.
445 Central Avenue Suite 366
Cedarhurst, New York 11516
Attn: Robert Rubin
Fax No.: (516) 620-0605
E-mail address: barrypom@yahoo.com

With a copy to:

Mintz & Fraade, P.C.
488 Madison Avenue
New York, New York 10022
Attn: Frederick M. Mintz, Esq.
Fax No.: (212) 486-0701
Email: FMM@mintzfraade.com

or in each case to such other address, E-mail address and facsimile number as shall have last been furnished by like notice. If all of the methods of notice set forth in this Paragraph "C" of this Article "16" of this Agreement are impossible for any reason, notice shall be in writing and personally delivered to the aforesaid addresses. Each notice or communication shall be deemed to have been given as of the following applicable dates:

i. If sent by mail, five (5) days after the later of sending by (a) certified mail, postage prepaid, return receipt requested or (b) first class mail.

ii. If sent by overnight delivery, as of the date of delivery with confirmation of delivery.

iii. If sent by E-mail or facsimile, either: (a) as of the date so sent if a copy thereof is also mailed by first class mail on the date sent by E-mail or facsimile or (b) if a copy thereof is not mailed by first class mail on the date sent by E-mail or facsimile, then five (5) days after sending by first class mail.

D. <u>Governing Law; Disputes</u>. In view of the fact that: (i) each of the Distributors is a corporation formed pursuant to the laws of the State of New York; (ii) the Manufacturer is a corporation formed pursuant to the laws of the State of Delaware (iii) the principal place of business of each of the Distributors is located in New York; (iv) the Distributors contemplate doing business throughout the world; and (v) the Manufacturer contemplates doing business throughout the world, in order to avoid the question of which state law shall be applicable, the parties agree that:

i. This Agreement shall in all respects be construed, governed, applied and enforced in accordance with the laws of the State of New York and be deemed to be an agreement entered into in the State of New York and made pursuant to the laws of the State of New York, without giving effect to the principles of conflicts of law. (In addition, the Parties agree that pursuant to Section 5-1401 of the General Obligations Law of New York, if applicable, this Agreement shall in all respects be construed, governed, applied and enforced in accordance with the laws of the State of New York and be deemed to be an agreement entered into in the State of New York and made pursuant to the laws of the State of New York, without giving effect to the principles of conflicts of law.)

ii. The parties hereby consent to and submit to the exclusive jurisdiction of the courts of the State of New York, County of New York, as properly having venue in any action or proceeding in relation to this Agreement. The Parties hereby waive personal service of any and all process and specifically consent that in any such action or proceeding brought in the courts of the State of New York, County of New York, any service of process may be effectuated upon any of them by certified mail, return receipt requested. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The parties hereby knowingly, voluntarily and intentionally waive (to the extent permitted by applicable law) any right he, she or it may have to a trial by jury of any dispute arising under or relating to this Agreement and agree that any such dispute shall, at the option of any party, be tried before a judge sitting without a jury.

E. Entire Agreement. This Agreement and all documents and instruments referred to herein (i) constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, excluding any agreements which are referred to in this Agreement or any of the documents or instruments required to be executed pursuant to this Agreement, both written and oral, among the parties with respect to the subject matter hereof and thereof, and (ii) are not intended to confer upon any person other than the Parties hereto any rights or remedies hereunder. Each party to this Agreement agrees that, except for the representations and warranties contained in this Agreement, no party makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure of any documentation or other information with respect to any one or more of the foregoing.

F. Equitable Relief. The Manufacturer and the Distributors each agree that damages may be an inadequate remedy for any breach of the terms and provisions of this Agreement and that the Manufacturer and the Distributors each shall, whether or not they are pursuing any remedies at law, be entitled to equitable relief in the form of preliminary or permanent injunctions, without having to post any bond or other security, upon any breach or threatened breach of any such terms or provisions.

G. Assignment. The parties hereby agree that the rights and obligations of each party pursuant to this Agreement shall be freely transferred or assigned to any third parties without the prior written consent of the other party to this Agreement.

H. Further Assurances. The Parties agree to execute any and all such other further instruments and documents, and to take any and all such further actions which are reasonably required to effectuate this Agreement and the intents and purposes hereof.

I. Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver of any other or subsequent breach.

J. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

K. Facsimile and E-mail Signatures. Any signature which is delivered via facsimile or via E-mail in portable document format (".pdf") shall be deemed to be an original and have the same force and effect as if such facsimile or .pdf signature were the original thereof.

L. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, personal representatives, successors and assigns.

M. Binding upon Execution and Delivery. No party to this Agreement shall be bound hereby until fully executed counterparts to this Agreement have been executed by, and delivered to, each party, or their respective attorneys, by all other parties or their respective attorneys.

N. Construction. Each of the parties further acknowledges and agrees that (i) each has been advised by counsel during the course of negotiations; (ii) each counsel has had significant input in the development of this Agreement and (iii) this Agreement shall not, therefore, be construed more strictly against any party responsible for its drafting regardless of any presumption or rule requiring construction against the party whose attorney drafted this Agreement.

O. Modifications. This Agreement may not be changed, modified, extended, terminated or discharged orally, except by a written agreement specifically referring to this Agreement which is signed by the Manufacturer and the Distributors.

IN WITNESS WHEREOF, the parties to this Agreement have set their hands and seals or caused these presents to be signed of the day and year first above written.

Worldwide Innovative Products, Inc.

By: Robert Rongo
Robert Rongo, President

Advanced Patent Technologies, Inc.

By: ______________________
David Pomerantz, President

Highland Global Partners, Inc.

By: ______________________
Robert Rubin, President

MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE
(212) 486-2500

TELECOPIER
(212) 486-0701

November 21, 2013

Worldwide Innovative Products, Inc.
8 Londonderry Street
Smithville, NJ 08205

Re: Worldwide Innovative Products, Inc.

Gentlemen:

Our firm has been requested by Worldwide Innovative Products, Inc., a Delaware corporation (the "Company"), to issue a legal opinion with respect to whether the 16,050,000 shares of Common Stock of the Company which are being qualified pursuant to the offering statement on Form 1-A (the "Offering Statement") pursuant to the Securities Act of 1933, as amended (the "Act") for sale by the Company and the 10,700,000 shares of Common Stock of the Company which are being qualified pursuant to the Offering Statement pursuant to the Act for sale by certain selling stockholders (collectively, the "Shares"), shall upon issuance by the Company or sale by such selling stockholders (the "Selling Stockholders"), be duly and validly authorized, legally issued, fully paid and non-assessable.

In connection with rendering this opinion, we have examined copies of the following (collectively, the "Documents"): (A) the Articles of Incorporation of the Company, as filed with the State of Delaware on June 11, 2013; (B) the Bylaws of the Company adopted on June 17, 2013; (C) unanimous written consent of the Directors in lieu of a meeting of the Board of Directors of the Company dated September 23, 2013, approving the issuance of the Shares and their inclusion in the Offering Statement and (D) the Offering Statement.

In our examination of the Documents and in rendering this opinion, we have assumed, without investigation, the following: (A) the authenticity of the Documents; (B) the genuineness of all signatures to the Documents; (C) the legal capacity of all persons who executed the Documents; (D) the copies which were submitted to us conform to the originals of the Documents and (E) that the Documents are free from any form of fraud, misrepresentation, duress, or criminal activity based solely upon our firm having no knowledge of any fraud, misrepresentation, duress or criminal activity and no reason to doubt the credibility or reliability of any of the Documents which have been provided to us for review by the Company.

Solely for purposes of this opinion, you should assume that our investigation was and will be limited exclusively to the Documents.

Based upon the foregoing, it is our opinion that, subject to the limitations set forth in this opinion letter, the Shares to be sold by the Company and the Selling Stockholders pursuant to the Offering Statement, will be duly and validly authorized, legally issued, fully paid and non-assessable when issued by the Company or sold by the Selling Stockholders if the following: (A) the Offering Statement (and any amendments thereto) becomes qualified and is not suspended and the Company fulfills all of the requirements of the Act, throughout all of the periods relevant to this opinion; (B) all offers and sales of the Shares are made in a manner complying with the terms of the Offering Statement and the Act; (C) all offers and sales of the Shares are made in compliance with the securities laws of the states having jurisdiction thereto and (D) the consideration for the Shares as required in the Offering Statement is received by the Company or the Selling Stockholders, as the case may be.

We consent to the filing of this opinion as an Exhibit to the Offering Statement and to the reference to our firm, with respect to the issuance of this opinion under the caption "Relationship with issuer of Experts named in Offering Statement" in the Offering Statement.

Very truly yours,

Mintz & Fraade, P.C.

By: /s/ Alan P. Fraade
Alan P. Fraade